EXECUTION VERSION
Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
by and among
Odyssey HealthCare Holding Company,
OHC Investment, Inc.
and
VistaCare, Inc.
Dated as of January 15, 2008

Annexes
Annex A — Conditions to Offer
Annex B — Form of Stockholder Agreement

     AGREEMENT AND PLAN OF MERGER, dated as of January 15, 2008 (this “Agreement”), among Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”), OHC Investment, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and VistaCare, Inc., a Delaware corporation (the “Company”).
W I T N E S S E T H:
     WHEREAS, on the terms and subject to the conditions set forth herein, including Annex A hereto, Merger Sub has agreed to commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer (the “Offer”) to purchase for cash all of the issued and outstanding shares of the Company’s Common Stock (as defined below), at a price of $8.60 per share, or any higher price per share of Common Stock paid by Merger Sub pursuant to the terms of the Offer for shares of Common Stock tendered pursuant to the Offer;
     WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;
     WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the recommendation of a special committee of independent directors of the Company (the “Special Committee”), has (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and declared this Agreement advisable, (ii) approved the execution, delivery and performance of this Agreement and (iii) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant thereto and, to the extent applicable, to adopt this Agreement;
     WHEREAS, the board of directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;
     WHEREAS, Parent and Merger Sub are unwilling to enter into this Agreement (and effect the transactions contemplated hereby) unless, contemporaneously with the execution and delivery hereof, certain directors and executive officers of the Company enter into Stockholder Agreements substantially in the form of Annex B hereto (collectively, the “Stockholder Agreements”) and, in order to induce Parent and Merger Sub to enter into this Agreement, such Persons are executing and delivering the Stockholder Agreements to Parent and Merger Sub concurrently herewith; and
     WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I
THE TENDER OFFER AND MERGER
     Section 1.1. The Offer.
          (a) Provided that this Agreement shall not have been terminated in accordance with Article VIII and that none of the events set forth in Annex A hereto shall have occurred and be continuing, within ten Business Days after the date hereof, Merger Sub shall, and Parent shall cause Merger Sub (and the Company shall cooperate with Parent and Merger Sub) to, commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to purchase all outstanding shares of Common Stock of the Company at the purchase price of $8.60 per share of Common Stock (such price, or any higher price per share of Common Stock paid by Merger Sub pursuant to the terms of the Offer, the “Per Share Amount”) and shall, upon commencement of the Offer but after affording the Company reasonable opportunity to review and comment thereon, file a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, including the exhibits thereto, the “Schedule TO”) and all other necessary documents with the Securities and Exchange Commission (the “SEC”) and make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act, in each case in connection with the Offer (the “Offer Documents”), and shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions thereof. Subject to the terms and conditions of this Agreement and to the satisfaction or waiver of the conditions set forth in Annex A hereto (the “Tender Offer Conditions”), Merger Sub shall, upon the expiration of the Offer, accept for payment, and pay for (after giving effect to any required withholding Tax), all Shares validly tendered pursuant to the Offer and not withdrawn on the Acceptance Date. The obligation of Merger Sub to accept for payment and to pay for any Shares validly tendered shall be subject solely to the satisfaction of the Tender Offer Conditions. The Per Share Amount shall be net to the seller in cash, without interest, subject to reduction for any applicable withholding or stock transfer Taxes payable by such seller. No Shares held by the Company or its Subsidiaries shall be tendered pursuant to the Offer. For the avoidance of doubt, the parties hereto agree that Restricted Shares may be tendered in the Offer and be acquired by Parent or Merger Sub pursuant to the Offer.
          (b) Parent on behalf of Merger Sub expressly reserves the right from time to time, subject to Sections 1.1(c) and 1.1(d), in its sole discretion, to waive any Tender Offer Condition, to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer, provided that, without the prior written consent of the Company, Merger Sub shall not and Parent shall cause Merger Sub not to (i) decrease the Per Share Amount or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition (as defined in Annex A), (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date (other than an increase in the Per Share Amount); provided, however, that this clause (v) shall not limit the right of Parent and Merger Sub to extend the Expiration Date as required or permitted by Section 1.1(d), (vi) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions, other than the Minimum Condition), or (vii) modify or amend any other term of the Offer, in the case of this clause (vii), in any manner (A) adverse to the holders of Shares or (B)

that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
          (c) No agreement or representation hereby is made or shall be made by Parent or Merger Sub with respect to information supplied by the Company expressly for inclusion in, or with respect to Company information derived from the Company’s public SEC filings that is included or incorporated by reference in, the Offer Documents. Parent, Merger Sub and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Merger Sub shall, and Parent further agrees to cause Merger Sub to, take all steps necessary to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Shares, in each case as and to the extent required by applicable Federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on any Offer Documents (including each amendment or supplement thereto), and shall provide any comments thereon as promptly as practicable after receipt thereof, before they are filed with the SEC. Merger Sub shall, and Parent agrees to cause Merger Sub to, provide the Company with (in writing, if written), and to consult with the Company regarding, any comments (written or oral) that may be received by Parent, Merger Sub or their counsel from the SEC or its staff with respect to the Offer Documents as promptly as practicable after receipt thereof. The Company and its counsel shall be given a reasonable opportunity to review any such written and oral comments and proposed responses.
          (d) The initial expiration date of the Offer shall be the twentieth business day (as such term is defined in Rule 14d-1(g)(3) under the Exchange Act, “Business Day”) following the commencement of the Offer (determined using Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) (such date, or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this Agreement, the “Expiration Date”). Merger Sub shall not and Parent agrees that it shall cause Merger Sub to not terminate or withdraw the Offer other than in connection with the effective termination of this Agreement in accordance with Section 8.1 hereof. Notwithstanding the foregoing, Merger Sub may, without Parent or Merger Sub obtaining the consent of the Company, (i) extend the Expiration Date for any period required by the rules and regulations of the SEC or the NASDAQ applicable to the Offer, including in connection with an increase in the Per Share Amount, (ii) extend the Expiration Date if on any then scheduled Expiration Date, any of the Tender Offer Conditions is not satisfied or waived by Parent, for such periods for up to five (5) Business Days at a time (or such longer period as shall be approved by the Company) as Merger Sub may deem reasonably necessary, but, except as provided in Section 1.1(d)(iii) or as required by the rules and regulations of the SEC or the NASDAQ applicable to the Offer (including in connection with an increase in the Per Share Amount), in no event may the Expiration Date be extended to a date later than the End Date, or (iii) extend the Expiration Date beyond the End Date for up to a period not to exceed the period which ends on the 15th Business Day after the date that either (w) the Company shall have publicly announced the receipt of a Company Acquisition Proposal in the event such announcement is made less than ten Business Days prior to the End Date, (x) the Company publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Company Acquisition Proposal in the event that such reaffirmation or announcement is made less than ten Business Days prior to the End Date, (y) the Board of Directors shall have withdrawn or adversely modified, made a public statement or taken a public position inconsistent with the Recommendation at any time within ten Business Days prior to the End Date or (z) any Notice of Superior Proposal is given by the Company in accordance with Section 6.3(e) if such notice is received by Parent less than ten Business Days prior to the End Date. Except as expressly provided in this Section 1.1(d), Parent shall not extend the Offer if all of the Tender Offer Conditions are satisfied or waived and it is permitted under applicable Law to accept for payment and pay for validly tendered Shares that are not validly withdrawn.
          (e) In the event the Acceptance Date occurs but Merger Sub does not acquire a sufficient number of Shares to enable a Short-Form Merger to occur pursuant to Section 2.8 hereof, Merger Sub may (in its sole discretion), and Parent may (in its sole discretion) cause Merger Sub to, provide a “subsequent offering period” for a number of days to be determined by Parent but not less than three nor more than 20 Business Days in accordance with Rule 14d-11 under the Exchange Act.
          (f) Promptly upon the satisfaction or waiver by Merger Sub of the Tender Offer Conditions in accordance with Section 1.1(b), Merger Sub shall, and Parent shall cause Merger Sub to, (i) as soon as practicable after the Expiration Date, accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date”), (ii) on the Acceptance Date, deposit with the depositary engaged by Merger Sub in connection with the Offer, cash in U.S. dollars sufficient to pay the aggregate Per Share Amount for all such accepted Shares and (iii) as soon as practicable following such deposit, cause the depositary to pay for all Shares so accepted for payment. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.
     Section 1.2. Company Action.
          (a) The Company hereby consents to the Offer and represents that the Board of Directors, acting upon the recommendation of the Special Committee, at a duly called and held meeting, has unanimously adopted resolutions: (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and declaring the Agreement advisable; (ii) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger; (iii) approving the Recommendation and resolving to make the Recommendation to the stockholders of the Company; (iv) rendering the Rights and the limitations on business combinations contained in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) inapplicable to the Stockholder Agreements, the Offer, this Agreement and the other transactions contemplated hereby, including the Merger; and (v) electing that the Offer and the Merger, to the extent of the Board of Directors’ power and authority and to the extent permitted by Law, not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement (such actions by the Board of Directors described in the preceding clauses (i) through (v), collectively, the “Board Actions”). The Company hereby consents to the inclusion of the Recommendation in the Offer Documents.

          (b) The Company shall file with the SEC, concurrently with the filing by Parent and Merger Sub of the Schedule TO with respect to the Offer, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that will comply in all material respects with the provisions of all applicable Federal securities laws. The Company agrees to mail such Schedule 14D-9 to the stockholders of the Company along with the Offer Documents promptly after the commencement of the Offer. Subject to any Recommendation Withdrawal in accordance with this Agreement, the Schedule 14D-9 and the Offer Documents shall contain the Recommendation. The Company agrees to promptly correct the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect (and each of Parent and Merger Sub, with respect to written information supplied by it, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall cause the Schedule 14D-9 as so corrected to be filed with the SEC and promptly disseminated to the Company’s stockholders to the extent required by applicable Federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC. The Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent and Merger Sub (in writing, if written), and consult with Parent and Merger Sub regarding, any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.
          (c) In connection with the Offer, the Company shall promptly furnish, or cause its transfer agent to furnish, Parent and Merger Sub with mailing labels, security position listings, non-objecting beneficial owner lists and all reasonably available listings or computer files containing the names and addresses of the record holders of the Common Stock as of the most recent practicable date and shall furnish, or cause its transfer agent to furnish, Parent and Merger Sub with such additional available information and assistance (including updated lists of stockholders and their addresses, mailing labels and lists of security positions and non-objecting beneficial owner lists as they become available) and such other assistance as Parent and Merger Sub or their agents may reasonably request in communicating the Offer to the record and beneficial holders of Common Stock. Subject to the requirements of applicable Law and stock exchange rules, and except for such actions as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger prior to a termination in accordance with Section 8.1, Parent and Merger Sub shall hold in confidence the information contained in such labels and lists, shall use such information only in connection with the Offer and the Merger and, if this Agreement is terminated for any reason, shall deliver promptly to the Company all copies of such information then in their possession or control. In connection with the Offer, the Company shall furnish Parent with such information (which will be treated and held in confidence by Parent) and assistance as Parent or its officers, employees, accountants, counsel and other representatives may reasonably request in connection with the preparation of the Offer and Offer Documents and communicating the Offer to the record and beneficial holders of shares of Common Stock.

     Section 1.3. Top-Up Option.
          (a) Grant of Top-Up Option. The Company hereby grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Per Share Amount (the “Per Common Share Price”), a number of newly issued shares of Class A Common Stock (the “Top-Up Option Shares”) that, when added to the number of shares of Class A Common Stock owned, directly or indirectly, by Parent or Merger Sub at the time of exercise of the Top-Up Option, constitutes one share of Class A Common Stock more than 90% of the number of shares of Class A Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised at any time on or after any Expiration Date hereunder and on or prior to the fifth Business Day after the later to occur of the Expiration Date or the expiration date of any subsequent offering period; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (A) no provision of any applicable Law shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval by the Company’s stockholders under applicable Law or regulation (including NASDAQ rules and regulations), (C) upon exercise of the Top-Up Option, the number of shares of Class A Common Stock owned, directly or indirectly, by Parent or Merger Sub constitutes one share of Class A Common Stock more than 90% of the number of shares of Class A Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares, (D) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued shares of Class A Common Stock not otherwise reserved for issuance for outstanding Company Stock Options or other obligations of the Company, (E) Merger Sub has accepted for payment and paid for all Shares validly tendered in the Offer and not validly withdrawn, and (F) the number of shares tendered in the Offer and not validly withdrawn shall be not less than 70% of the number of shares of Class A Common Stock outstanding immediately prior to the exercise of the Top Up Option. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act.
          (b) Exercise of Top-Up Option. Upon the exercise of the Top-Up Option in accordance with Section 1.3(a), Merger Sub shall so notify the Company and shall set forth in such notice (i) the number of shares of Class A Common Stock expected to be owned, directly or indirectly, by Parent or Merger Sub immediately preceding the purchase of the Top-Up Option Shares and (ii) a place and time for the closing of the purchase of the Top-Up Option Shares. The Company shall, as soon as practicable following receipt of such notice, notify Merger Sub of the number of shares of Class A Common Stock then outstanding and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Merger Sub shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares pursuant to this Section 1.3, and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Option Shares. The aggregate purchase price payable for the Top-Up Shares may be paid, at the election of Merger Sub or Parent, by Merger Sub by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. Any such promissory note shall bear interest at the rate of interest per annum equal to 3%, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.
          (c) Adjustment upon Changes in Capitalization. In the event of any change in the number of shares of outstanding Common Stock by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting Merger Sub’s rights under the Top-Up Option, the number of Top-Up Option Shares and the Per Common Share Price shall be adjusted appropriately so as to restore Merger Sub to its rights hereunder with respect to the Top-Up Option; provided, however, that nothing in this Section 1.3 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.
     Section 1.4. Directors.
          (a) Subject to compliance with applicable Law, promptly upon the payment by Parent or Merger Sub for all Shares tendered pursuant to the Offer which represent at least a majority of the outstanding shares of Common Stock, and from time to time thereafter, as shares of Common Stock are acquired by Parent or Merger Sub, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as will give Parent representation on the Board of Directors equal to at least that number of directors which equals the product of (i) the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company), multiplied by (ii) the percentage (the “Board Percentage”) that the aggregate number of shares of Common Stock beneficially owned by Merger Sub, Parent or any of their affiliates (including for purposes of this Section 1.4 such shares of Common Stock as are accepted for payment pursuant to the Offer) bears to the aggregate number of shares of Common Stock outstanding; provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Board of Directors (as long as Parent, Merger Sub and their affiliates own a majority of the outstanding shares of Common Stock); provided, further, that following the time directors designated by Parent are elected or appointed to the Board of Directors and prior to the Effective Time the Board of Directors shall always have at least three directors who are directors on the date hereof and who are neither officers of the Company nor designees, affiliates or associates (within the meaning of the Federal securities laws) of Parent (one or more of such directors, the “Independent Directors”); provided further, that if there are in office fewer than three Independent Directors, the Board of Directors shall take all actions necessary to cause a person or, if there are two vacancies, two persons designated by the remaining Independent Director(s) to fill such vacancy(ies) who shall be neither an officer of the Company nor a designee, affiliate or associate of Parent, and each such person(s) shall be deemed to be an Independent Director for purposes of this Agreement, or, if no Independent Directors remain, the other directors shall designate three persons to fill the vacancies who shall be neither an officer of the Company nor a designee, affiliate or associate of Parent, and each such person shall be deemed to be an Independent Director for purposes of this Agreement. At each such time, the Company shall, subject to any limitations imposed by applicable Law or NASDAQ rules, also cause (x) each committee of the Board of Directors, (y) if requested by Parent, the board of directors of each of the Company’s Subsidiaries and (z) if requested by Parent, each committee of such board of directors of each of the Company’s

Subsidiaries to include persons designated by Parent constituting the Board Percentage of each such committee or board as Parent’s designees constitute on the Board of Directors. The Company shall, upon request by Parent, subject to the Company’s Certificate of Incorporation, promptly increase the size of the Board of Directors or exercise its reasonable best efforts to secure the resignations of such number of directors as necessary to enable Parent’s designees to be elected to the Board of Directors in accordance with the terms of this Section 1.4(a) and shall cause Parent’s designees to be so elected. The Company shall promptly amend, or cause to be amended, its by-laws, if necessary, to increase the size of the Board of Directors if such increase is required to satisfy the Board Percentage pursuant to this Section 1.4. The Company shall promptly take, at the Company’s expense, any lawful action necessary to effect any such election, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (provided that Parent has provided the information described in the following sentence), unless such information has previously been provided to the Company’s stockholders in the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.
          (b) Notwithstanding anything in this Agreement to the contrary, following the time directors designated by Parent are elected or appointed to the Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) authorize any agreement between the Company and any of its Subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates (other than the Company and any of its Subsidiaries), on the other hand, (ii) amend or terminate this Agreement on behalf of the Company, (iii) exercise or waive any of the Company’s rights or remedies hereunder, (iv) extend the time for performance of Parent’s or Merger Sub’s obligations hereunder or (v) take any other action by the Company in connection with this Agreement or the transactions contemplated hereby required to be taken by the Board of Directors. The Independent Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by the Independent Directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of this Agreement.
ARTICLE II
THE MERGER
     Section 2.1. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, whereupon the separate corporate existence of Merger Sub will cease, and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.
     Section 2.2. Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article VIII, the closing of the Merger (the “Closing”) shall take place at the offices of Squire, Sanders & Dempsey

L.L.P., Two Renaissance Square, 40 North Central Avenue, Suite 2700, Phoenix, Arizona 85004 at 10:00 a.m., local time, on a date (the “Closing Date”) which shall be the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that if, as of or immediately following the Acceptance Date, the expiration of any subsequent offering period pursuant to Section 1.1(d), or the exercise of the Top-Up Option, a Short Form Merger is available pursuant to Section 2.8 and Section 253 of the DGCL, the Closing shall, subject to the satisfaction or waiver of the conditions set forth in Section 7.1, occur no later than the Business Day immediately following the Acceptance Date, the expiration of such subsequent offering period, or the purchase of the Top-Up Option Shares, as applicable.
     Section 2.3. Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL (or to the extent provided in Section 2.8 hereof, Section 253 of the DGCL). The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
     Section 2.4. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.
     Section 2.5. Certificate of Incorporation and By-laws of the Surviving Corporation. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety as the certificate of incorporation of Merger Sub read immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be VistaCare, Inc. and the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted, and (b) the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Law, except that the references to Merger Sub’s name shall be replaced by references to VistaCare, Inc.
     Section 2.6. Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
     Section 2.7. Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     Section 2.8. Merger Without Meeting of Stockholders. Notwithstanding anything in this Agreement to the contrary, but subject to Article VII, if, following the Offer and any subsequent offering period, and the exercise, if any, of the Top-Up Option, Parent or any direct or indirect Subsidiary of Parent shall own at least 90% of the outstanding Shares, pursuant to the Offer, exercise of the Top-Up Option or otherwise, the parties hereto shall, subject to Article VII hereof, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL (such Merger, a “Short-Form Merger”).
ARTICLE III
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
     Section 3.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:
          (a) Conversion of Common Stock. Each share of Class A Common Stock (such shares, together, unless the context clearly otherwise requires, with the associated Rights, collectively, the “Common Stock”, and each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares pursuant to Section 3.1(b) and other than Dissenting Shares, shall be converted automatically into and shall thereafter represent the right to receive in cash an amount equal to the Per Share Amount (the “Merger Consideration”), payable to the holder thereof in cash, without any interest thereon, upon surrender and exchange of the Certificate representing such Share pursuant to the terms hereof. All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 3.1 shall be automatically cancelled and shall cease to exist, and the holders of Certificates which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration.
          (b) Parent and Merger Sub-Owned Shares. Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time or held by the Company or its Subsidiaries immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of Third Parties) (the “Cancelled Shares”) shall by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.
          (c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

          (d) Dissenters’ Rights. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who are entitled to demand and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, but instead holders of such Dissenting Shares will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any holder of Dissenting Shares fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (i) prompt written notice of any demands received by the Company for appraisals of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle, or offer or agree to settle, any such demands.
          (e) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change; provided that nothing herein shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
     Section 3.2. Exchange of Certificates.
          (a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent, and is reasonably acceptable to the Company to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of the Shares cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or noncertificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article III (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent or the Surviving Corporation, as the case may be, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation or Parent, as Parent directs. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration payable pursuant to this Section 3.2, Parent and the Surviving Corporation shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.
          (b) Payment Procedures.
               (i) As soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Closing Date, the Paying Agent shall mail, to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 3.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.2(f)) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.
               (ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.2(f)) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the product of (x) the number of Shares formerly represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.2(f)) or Book-Entry Shares and (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.2(f)) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, properly endorsed or otherwise in proper form for transfer and accompanied by all documents required to evidence and effect such transfer and to evidence, to the satisfaction of the Surviving Corporation, that any applicable stock transfer Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration.
               (iii) All cash paid upon surrender of Certificates or Book-Entry Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the Shares represented thereby. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to Shares, except as otherwise provided herein or by applicable Law.
               (iv) Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement (whether pursuant to the Offer, the Merger or otherwise) to any holder of Shares (including, for the avoidance of doubt, Restricted Shares) or holder of Company Stock Options, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder, or any provision of U.S. state or local Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holder of the Company Stock Options, in respect of which such deduction and withholding were made.
          (c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation or by book-entry of the Shares, other than transfers that occurred before the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or Parent for any reason, they shall be cancelled and exchanged for a check in the proper amount pursuant to this Article III.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for 180 days after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 3.2 and the instructions set forth in the letter of transmittal mailed to such holder after the Effective Time shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.
          (e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (f) Lost Certificates. In the case of any Certificate claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

     Section 3.3. Treatment of Stock Options and Other Stock-Based Awards.
          (a) Each option, prior to the Effective Time, to purchase Common Stock (collectively, the “Company Stock Options”) granted under any equity based compensation plan (including the Company’s employee stock purchase plans) of the Company (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will at the Effective Time be cancelled and the holder of such Company Stock Option will, in full settlement of such Company Stock Option, receive from the Surviving Corporation an amount (subject to any applicable withholding Tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Stock Option, multiplied by (y) the total number of Shares subject to such Company Stock Option (the aggregate amount of such cash hereinafter referred to as the “Option Consideration”). In the case of any Company Stock Option that does not explicitly provide for the cash out of such stock option as contemplated by this Section 3.3(a), the Company shall obtain, prior to the Acceptance Date, a waiver and release from the holders of all such Company Stock Options, except as provided below in this Section 3.3(a), in exchange for the Option Consideration; in any case where the Option Consideration is zero or negative, the Company shall offer the stock option holder an amount of cash (the “Stock Option Cash Out Consideration”) as determined by the Company and the applicable stock option holder as necessary to obtain the waiver and release as contemplated herein and the Company shall pay to such holders the Stock Option Cash Out Consideration prior to the Acceptance Date; provided, however, that any Stock Option Cash Out Consideration must be approved by Parent in writing prior to any payment thereof. Notwithstanding the foregoing, the Company has frozen the VistaCare, Inc. Employee Stock Purchase Plan (“ESPP”), effective December 31, 2007, and any amounts not utilized to purchase Common Stock shall be distributed prior to the Effective Time.
          (b) Each award of restricted Common Stock granted under the Company Stock Plans, together with the associated Rights (the “Restricted Shares”), that is issued and outstanding immediately prior to the Acceptance Date shall vest in full immediately prior to the Acceptance Date and either (i) to the limited extent such Restricted Shares are tendered by the beneficial owner of such Restricted Shares in the Offer and accepted by the Merger Sub, the beneficial owner of such Restricted Shares will be entitled to the Per Share Amount for such Restricted Shares payable pursuant to Section 1.1(f), or (ii) to the extent such Restricted Shares are not tendered by the beneficial owner in the Offer and only to the extent such payment is not duplicative of the payment described in Section 3.3(b)(i), such Restricted Shares shall be converted into the right to receive the Merger Consideration pursuant to Section 3.1(a).
          (c) The surrender of a Company Stock Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Stock Option. Prior to the expiration of the Offer, the Company shall use its reasonable best efforts to take all action necessary (including causing the Board of Directors (or any committees thereof) to take such actions as are allowed by the Company Stock Plans or any option or award agreements) to effectuate the actions contemplated by this Section 3.3 and to ensure that, following the Effective Time, no Person other than Parent and its Subsidiaries shall have any right (i) to acquire equity securities of the Company, the Surviving Corporation or any Subsidiary thereof or (ii) to receive any payment in respect of any equity based compensatory award or warrant other than with respect to the payment of the Option Consideration as provided in this Section 3.3.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except (i) as disclosed in the Designated SEC Reports with respect to information that, on its face, is readily apparent that it relates to the representations and warranties contained in this Article IV or (ii) as disclosed in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”, it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is readily apparent on its face as responsive to such other section), the Company represents and warrants to Parent and Merger Sub as set forth in this Article IV.
     Section 4.1. Qualification, Organization, Subsidiaries, etc.
          (a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Each of the Company and its Subsidiaries is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (c) As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Company Material Adverse Effect” means any fact, condition, circumstance, event, change, effect or occurrence that has or would be reasonably likely to have a material adverse effect on the business, operations, results of operation, assets or financial condition of the Company and its Subsidiaries, taken as a whole, but, in any case, shall not include (subject to the provisos set forth below) facts, conditions, circumstances, events, changes, effects or occurrences (i) generally affecting the industries in which the Company and its Subsidiaries operate (including general pricing or changes in the Medicare hospice base payment rates), or the economy or the financial or securities markets in the United States or elsewhere in the world (including any regulatory and political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism); provided, that such facts, conditions, circumstances, events, changes, effects or occurrences do not have a materially disproportionate effect (relative to comparable industry participants) on the Company and its Subsidiaries, taken as a whole; or (ii) resulting from the announcement of (A) the proposal of the Offer and Merger or (B) this Agreement and the transactions contemplated hereby; provided, that (1) the filing of any litigation related to this Agreement or the transactions contemplated hereby brought by any shareholder of the Company shall not, in and of itself, constitute a Company Material Adverse Effect, but the foregoing shall not prevent an assertion that any underlying facts, circumstances, conditions and events of such litigation and the nature, outcome, effects or result of such litigation had, or would be reasonably likely to have, a Company Material Adverse Effect and (2) the Company’s receipt of any notice or charge from a Governmental Entity asserting any material violation of Law shall not, in and of itself, constitute a Company Material Adverse Effect, but the foregoing shall not prevent an assertion that any underlying violation of Law, any underlying facts, circumstances or conditions regarding any such violation of Law or any Liability of the Company or any of its Subsidiaries with respect thereto had, or would be reasonably likely to have, a Company Material Adverse Effect; and provided further, that any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period shall not, in and of itself, constitute a Company Material Adverse Effect, but such failure shall not prevent an assertion that any underlying cause of such failure has independently caused, or would be reasonably likely to cause, a Company Material Adverse Effect.
     Section 4.2. Capital Stock.
          (a) The authorized share capital of the Company consists of 33,000,000 Shares, 200,000 shares of Class B Common Stock, $0.01 par value per share (“Class B Common Stock”), and 2,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”). As of January 14, 2008, there were (i) 16,885,958 Shares issued and outstanding, (ii) zero shares of Class A Common Stock were held by the Company in treasury, and (iii) Company Stock Options granted under the 1998 Stock Option Plan and 2002 Non-Employee Director Stock Option Plan, collectively, to purchase an aggregate of 1,514,393 shares of Class A Common Stock (the “Options Reserved Shares”), issued and outstanding, 400,776 of which have an exercise price to purchase a share of Class A Common Stock equal to $8.60 or less. As of the date hereof, no additional shares may be issued under the ESPP, as the ESPP was frozen on December 31, 2007. In addition, Restricted Shares may be granted in an amount not to exceed 3,000 shares in aggregate in accordance with Section 6.1(b)(ii); such amounts are not included in the amounts set forth in the second sentence of this paragraph for purposes of Section 8.1(k). As of the date of this Agreement, the total amount withheld during the option period under the ESPP beginning July 1, 2007, to purchase Class A Common Stock did not exceed the amount set forth on Section 4.2(a) of the Company Disclosure Letter. There are no shares of Class B Common Stock or Preferred Stock outstanding. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Except as set forth in Sections 4.2(a) and 4.3(a), there are not issued or outstanding any other equity securities of the Company or any stock appreciation, profit participation, “phantom stock” or other similar plans or awards with respect to the Company or any of its Subsidiaries.
          (b) As of the date hereof, (i) except for the Options Reserved Shares, the Company does not have any shares of its capital stock reserved for issuance pursuant to any securities of the Company that are convertible into or exercisable or exchangeable for shares of capital stock of or other voting securities or equity interests of the Company, including option awards issued pursuant to an equity compensation plan, and (ii) except as set forth in the Rights Agreement, dated as of August 18, 2004, as amended to the date hereof, between the Company and Equiserve Trust Company, N.A., as Rights Agent (the “Rights Agreement”) and except for

Company Stock Options granted under the 1998 Stock Option Plan and 2002 Non-Employee Director Stock Option Plan, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exercisable or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (D) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.
          (c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
          (d) There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.
     Section 4.3. Subsidiaries; Investments.
          (a) Section 4.3(a) of the Company Disclosure Letter lists each Subsidiary of the Company and/or one or more of its Subsidiaries and the Company and/or its Subsidiaries that own such Subsidiary. Except as set forth in Section 4.3(a) of the Company Disclosure Letter, each Subsidiary of the Company set forth in Section 4.3(a) of the Company Disclosure Letter is wholly owned by the Company or a wholly owned Subsidiary of the Company. All equity interests (including partnership interests and limited liability company interests) of the Company’s Subsidiaries held by the Company or any other Subsidiary of the Company have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase options, calls or rights of first refusal or similar rights. Each Subsidiary owned by the Company and/or one or more of its Subsidiaries is owned free and clear of any Lien (except for Liens under the Credit Agreement).
          (b) None of the Company or any of its Subsidiaries owns any Minority Investment.
     Section 4.4. Corporate Authority Relative to This Agreement; No Violation.
          (a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval if applicable with respect to the Merger, to consummate the transactions contemplated hereby. The Board of Directors, acting upon the recommendation of the Special Committee, at a duly called and held meeting, has unanimously adopted resolutions (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and declaring this Agreement advisable, (ii)

approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, (iii) resolving to recommend that the stockholders of the Company accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if applicable, approve and adopt this Agreement and the Merger (the “Recommendation”), and (iv) resolving to make the Recommendation to the stockholders of the Company and directing, that, to the extent required by the DGCL, this Agreement and the Merger be submitted for consideration of the stockholders of the Company at the Company Meeting. The Board of Directors has consented to the inclusion of the Board Actions (including, without limitation, the Recommendation) in the Schedule 14D-9 and the Offer Documents. Except for the Company Stockholder Approval if applicable with respect to the Merger, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to (A) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the “Enforceability Exceptions”).
          (b) The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any federal, state, local or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) compliance with the applicable requirements of the Exchange Act, including the filing of the Schedule 14D-9 in connection with the Offer and the Proxy Statement, if applicable, in connection with the Company Stockholder Approval, (iii) compliance with the rules and regulations of NASDAQ, (iv) compliance with the HSR Act and (v) compliance with any applicable foreign or state securities or blue sky laws (collectively, clauses (i) through (v), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the Offer or the Merger.
          (c) Assuming compliance with the matters referenced in Section 4.4(b), receipt of the Specified Approvals and the receipt of the Company Stockholder Approval if applicable with respect to the Merger, the execution, delivery and performance by the Company of this Agreement, the consummation by Merger Sub of the Offer and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries or (ii) contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than any such contravention or conflict that has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 4.5. Reports and Financial Statements.
          (a) The Company has filed or furnished all forms, documents, statements, registration statements and reports required to be filed or furnished prior to the date hereof by it with the SEC since September 30, 2004 (the forms, documents, statements, registration statements and reports filed with the SEC since September 30, 2004 and those filed with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “Company SEC Documents”). None of the Company SEC Documents so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          (b) Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents were prepared in conformity with GAAP throughout the periods involved, and each fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries in accordance with GAAP as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes that may be required by GAAP in the case of any unaudited interim financial statements). The management of the Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by other employees within those entities. The Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Board of Directors (or persons performing the equivalent functions): (i) all significant deficiencies and material weaknesses within their knowledge in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company’s principal executive officer and principal financial officer have made, with respect to the Company SEC Documents, all certifications required by the Sarbanes-Oxley Act. The Company has delivered to Parent a summary of any disclosure made by the management of the Company to the Company’s independent auditors and the audit committee of the Board of Directors since January 1, 2003 referred to in such certificates. The Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting except as disclosed in the Company SEC Documents filed prior to the date hereof. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.
          (c) There are no liabilities or obligations of the Company or any of its Subsidiaries, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations (A) disclosed or provided for in the Company Balance Sheet or (B) not required by GAAP to be disclosed or provided for in a consolidated balance sheet of the Company and its Subsidiaries (or the notes thereto) and that were incurred in the ordinary course of business consistent with past practice or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) liabilities or obligations incurred after September 30, 2007 in the ordinary course of business consistent with past practice; and (iii) liabilities or obligations under this Agreement or incurred in connection with the transactions contemplated hereby.
          (d) Neither the Company nor any of its Subsidiaries is a party to, or has a legally binding commitment to enter into, any joint venture, off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).
          (e) As of the date hereof, the total aggregate amount of indebtedness for borrowed money (which shall include principal, interest and any fees associated therewith) owed by the Company and its Subsidiaries is approximately $103,005. Neither the Company nor any of its Subsidiaries is in default, and no waiver of default is currently in effect, in the payment of any principal or interest on any indebtedness of the Company or any of its Subsidiaries and no breach or violation of any term or other event or condition exists with respect to any indebtedness of the Company or any of its Subsidiaries that would permit (or that with notice or lapse of time, or both, would permit) one or more persons to cause such indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment. Neither the Company nor any of its Subsidiaries is required to provide any letters of credit, bonds or other financial security arrangements in connection with any transactions with its suppliers or customers.
     Section 4.6. Compliance with Law; Permits.
          (a) The Company, each of the Company’s Subsidiaries and each Hospice are in compliance with and are not in default under or in violation of any applicable Law (including the Foreign Corrupt Practices Act of 1977, but excluding for purposes of this sentence, the Sarbanes-Oxley Act), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Anything contained in this Section 4.6(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 4.6(a) in respect of the matters referenced in Sections 4.7, 4.8, 4.14, 4.23 and 4.26. The Company and, to the Company’s knowledge, each of its officers and directors are in compliance with, and have complied in all material respects with, all applicable provisions of the Sarbanes-Oxley Act as it relates to the Company. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.
          (b) The Company, the Company’s Subsidiaries and each Hospice are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets and to furnish Hospice Services (the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (c) The Company has not received any notice or charge from any Governmental Entity asserting any material violation of Law or any material Liability with respect thereto.
          (d) All of the Company’s Hospices are certified for participation and reimbursement under Titles XVIII and XIX of the Social Security Act (the “Medicare and Medicaid Programs” and collectively, the “Governmental Programs”). All of the Company’s Hospices currently participate in the Governmental Programs pursuant to provider agreements (the “Provider Agreements”). Since September 30, 2004, no Hospice has been denied participation in or terminated from participation in the Governmental Programs.
          (e) Section 4.6(e) of the Company Disclosure Letter contains a correct and complete list of all the Company Permits (including the name of the issuing Governmental Entity and the expiration date) and all provider numbers and Provider Agreements under all Governmental Programs that are held by the Company and/or any of its Subsidiaries for the conduct of the Business. True and complete copies of all such Company Permits and provider numbers have been made available to Parent.
          (f) The Company is not in breach, conflict or violation of, or default under, and there is no pending Action or Order with respect to, any of the items listed in Section 4.6(e) of the Company Disclosure Letter, except for any such breach, conflict, violation, default, Action or Order that, individually or in the aggregate, has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any notice, written or otherwise, of any action under consideration, pending or recommended by any federal or state Governmental Entity having jurisdiction over the Business either to revoke, withdraw or suspend any Company Permit or to terminate or modify the participation of the Company or any of its Subsidiaries or Hospices in any Governmental Program. To the Company’s knowledge, no event has occurred that, with or without notice or the passage of time, (i) would constitute a breach, conflict or violation of, or default under, or would constitute grounds for an Action or Order with respect to, any of the items listed in Section 4.6(e) of the Company Disclosure Letter, except for any such breach, conflict, violation, default, Action or Order that, individually or in the aggregate, has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, or (ii) would constitute a basis to revoke, withdraw or suspend any Company Permit or to terminate or modify the participation of the Company or any of its Subsidiaries or Hospices in any Government Program. Since September 30, 2006, there has been no decision by the Company or its Subsidiaries not to renew any provider number, Provider Agreement or material third-party payor agreement relating to the Business.
          (g) Except as set forth on Section 4.6(g) of the Company Disclosure Letter, the Company and its Subsidiaries have timely filed all claims, except for claims that have not been timely filed in the ordinary course of business and which have been adequately reserved for on the Company’s financial statements, and reports required to be filed by the Company and its

Subsidiaries prior to the date hereof with respect to the Governmental Programs and all fiscal intermediaries. All such claims, except for claims that have not been timely filed in the ordinary course of business and which have been adequately reserved for on the Company’s financial statements, and reports are complete and accurate in all material respects and have been prepared in material compliance with all applicable Laws governing reimbursement and payment claims. Section 4.6(g) of the Company Disclosure Letter sets forth a correct and complete list of all additional document or development requests made by Governmental Programs to which the Company or any of its Subsidiaries has not responded and all denials of claims currently being appealed by the Company or any of its Subsidiaries. True and complete copies of all such claims and reports filed for the most recent cost reporting year of each Hospice have been made available to Parent. The Company has paid or caused to be paid all known and undisputed refunds, overpayments, discounts or adjustments which have become due pursuant to such claims and reports. To the Company’s knowledge, the Company has not claimed or received reimbursements from Governmental Programs in excess of the amounts permitted by applicable Law, and, has no Liability under any Governmental Program, other than any refund, overpayment, discount or adjustment that occurs in the ordinary course of business consistent with past practice. To the knowledge of the Company, except as disclosed in Section 4.6(g) of the Company Disclosure Letter, there are no pending appeals, adjustments, challenges, litigation or notices of intent to audit and, no audits or inquiries with respect to such prior claims or reports, except for such appeals or individual claim denials that occur in the ordinary course of business consistent with past practice or that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except for reports that are not yet due, there are no reports required to be filed by the Company or any of its Subsidiaries in order to be paid under any Governmental Program for services rendered.
     Section 4.7. Environmental Laws and Regulations. Except as has not had or would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws (as hereinafter defined), (ii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries in any manner that could reasonably be expected to give rise to any remedial obligation or corrective action requirement under applicable Environmental Laws or any Lease, (iii) neither the Company nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law or from any landlord under any Lease alleging that the Company or any of its Subsidiaries is in violation of, or liable under, any Lease, (iv) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any liability under Environmental Law or any Lease, from any properties while owned or operated by the Company or any of its Subsidiaries, (v) neither the Company, any of its Subsidiaries nor any of their respective properties are subject to any material liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities and (vi) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has ever manufactured asbestos-containing materials.

          (a) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.
          (b) As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity or any Environmental Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, medical waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.
          (c) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 4.7 shall be deemed to contain the only representations and warranties in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.
     Section 4.8. Employee Benefit Plans.
          (a) Section 4.8(a) of the Company Disclosure Letter lists all “multiemployer plans” within the meaning of Section 4001(a)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (each such plan a “Multiemployer Plan”) to which the Company or its Subsidiaries contributes, Company Benefit Plans that are employee welfare plans within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA and all other Company Benefit Plans (whether or not such plan is subject to ERISA). “Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, retention, employment, change of control or fringe benefit plan, program, agreement or arrangement (other than any Multiemployer Plan and any other plan, program or arrangement maintained by an entity other than the Company or any of its Subsidiaries pursuant to any collective bargaining agreements), in each case that is sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates for the benefit of current or former employees, directors or consultants of the Company or its ERISA Affiliates. Section 4.8(a) of the Company Disclosure Letter separately lists each Company Benefit Plan that is a bonus, severance, employment, change in control, deferred compensation or similar agreement that constitutes any unfunded promise to pay any amount that will not be fully paid prior to the Closing Date and further lists the amount potentially payable pursuant to each arrangement. It is agreed and understood that no representation or warranty is made in respect of ERISA matters in any Section of this Agreement other than this Section 4.8. Complete copies of all Company Benefit Plans and any material ancillary documents have been made available in the Company’s online data site to Parent. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
          (b) (i) Each Company Benefit Plan has been maintained and administered in compliance in all material respects with its terms and with applicable Law, including but not limited to, ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Company Benefit Plan (other than a Multiemployer Plan) is subject to Title IV of ERISA; (iv) no Company Benefit Plan provides retiree medical or other welfare benefits, other than coverage mandated by applicable Law; (v) no material liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full; (vi) all material contributions or other amounts payable by the Company, its Subsidiaries or any ERISA Affiliate as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (vii) no payments made or to be made pursuant to any Company Benefit Plan as a result of the transactions contemplated in this Agreement will result in the nondeductibility of any payment pursuant to Section 280G of the Code; (viii) there are no actions, suits or claims (other than routine claims for benefits) pending or to the knowledge of the Company threatened with respect to any Company Benefit Plan; and (ix) to the knowledge of the Company there are no matters pending (other than determination letter requests) with respect to any Company Benefit Plan before any Governmental Entity.
          (c) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2007 in good faith compliance with Section 409A of the Code and the final regulations thereunder or, as appropriate, the proposed regulations thereunder and other applicable IRS guidance.
     Section 4.9. Absence of Certain Changes or Events. Since September 30, 2006 through the date of this Agreement, except as otherwise expressly contemplated or required by this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practice, (b) there have not been any facts, conditions, circumstances, events, changes, effects or occurrences that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) there has not been any action or event, nor any authorization, commitment or agreement by the Company or any of its Subsidiaries with respect to any action or event, that if taken or if it occurred after the date hereof would be prohibited by Section 6.1(b).
     Section 4.10. Investigations; Litigation. There is no (a) investigation, litigation, action, suit, claim, demand, arbitration, mediation or proceeding or inquiry, whether civil, criminal or administrative (each a “Claim”) pending, or to the knowledge of the Company, threatened, by or before any Governmental Entity or arbitral authority with respect to the Company or any of its Subsidiaries or (b) Claim pending, or to the knowledge of the Company, threatened, by any Person against or affecting the Company or any of its Subsidiaries, or any of their respective properties at Law or in equity, and to the Company’s knowledge, and there are no Orders against the Company or any of its Subsidiaries, in each case of clause (a) or (b), that has had or would reasonably be expected to have, individually or in the aggregate with other Claims, a Company Material Adverse Effect.
     Section 4.11. Schedule 14D-9, Offer Documents; Proxy Statement; Other Information.
          (a) None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion in the Offer Documents will, at the times such documents are filed with the SEC and are mailed to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or necessary to correct any statement supplied by the Company made in any communication with respect to the Offer previously filed with the SEC or disseminated to the stockholders of the Company. The Schedule 14D-9 will not, at the time the Schedule 14D-9 is filed with the SEC or at the time such document is first mailed to the stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Merger Sub or an Affiliate of Parent or Merger Sub which is contained in the Schedule 14D-9. The Schedule 14D-9 will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.
          (b) The proxy statement (including the letter to stockholders, notice of meeting and form of proxy, the “Proxy Statement”) that may be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the stockholders of the Company will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, and at the time of any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by Parent, Merger Sub or any of their affiliates specifically for inclusion or incorporation by reference therein.
     Section 4.12. Other Approvals.
          (a) Rights Plan. The Company and the Board of Directors have taken all action necessary to amend the Rights Agreement (without redeeming the Rights), and shall maintain in effect all necessary action (i) to render the Rights Agreement inapplicable with respect to the Stockholder Agreements, the Offer, the Merger, the execution and operation of this Agreement, and any other transactions contemplated by this Agreement, and (ii) to ensure that (A) neither Parent nor Merger Sub nor any of their “Affiliates” (as defined in the Rights Agreement) or “Associates” (as defined in the Rights Agreement) is considered to be an “Acquiring Person” (as defined in the Rights Agreement), and (B) the provisions of the Rights Agreement, including the occurrence of a “Distribution Date” (as defined in the Rights Agreement), are not and shall not be triggered by reason of the announcement or consummation of the Offer, the Merger, or any of the other transactions contemplated hereby. A copy of the amendment mentioned above and the resolutions of the Board of Directors authorizing such amendment are set forth in Section 4.12 of the Company Disclosure Letter. The Company has delivered or made available to Parent a true, complete and correct copy of the Rights Agreement, as amended, and the Rights Agreement has not been further modified or amended. Neither the execution and delivery of the Stockholder Agreements nor this Agreement nor the consummation of the Offer, the Merger and any of the transactions contemplated hereby will result in the occurrence of a Distribution Date, as defined in the Rights Agreement, or otherwise cause the Rights to become exercisable by the holders thereof.
          (b) Section 203. The Board of Directors has taken all actions necessary under the DGCL, including approving the Stockholder Agreements and approving the transactions contemplated by this Agreement, to ensure that the restrictions on Business Combinations (as defined in Section 203 of the DGCL) do not, and will not, apply to the transactions contemplated hereby, if any such transactions are consummated in accordance with the terms of this Agreement. Neither the execution and delivery of the Stockholder Agreements nor this Agreement nor the consummation of the Offer, the Merger and any of the transactions contemplated hereby will prohibit for any period of time, or impose any stockholder approval requirement with respect to, the Merger.
          (c) Takeover Laws. Other than as described in Section 4.12(b), no Takeover Law or other comparable takeover provision of the Company’s Certificate of Incorporation or By-Laws applies to the Stockholder Agreements, this Agreement, the Offer or the Merger, prohibits the consummation of the Offer or the Merger or imposes any additional stockholder approvals or conditions with respect to the Offer or the Merger.
     Section 4.13. Tax Matters. Except as set forth in Section 4.13 of the Company Disclosure Letter:
          (a) the Company and each of its Subsidiaries have prepared and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects;
          (b) the Company and each of its Subsidiaries have duly and timely paid all material Taxes that are required to be paid by any of them (whether or not shown as due on such Tax Return);

          (c) there are not pending, outstanding or threatened in writing, any claims, audits, examinations, investigations, actions or other proceedings in respect of Taxes of the Company or any of its Subsidiaries;
          (d) no deficiency with respect to Taxes has been proposed, asserted or assessed in each case, in writing, against the Company or any of its Subsidiaries;
          (e) there are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between the Company or any of its Subsidiaries on the one hand and any authority responsible for such Taxes or Tax Returns on the other;
          (f) the Company and each of its Subsidiaries has timely withheld and paid all material Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party and is in compliance in all material respects with all applicable rules and regulations regarding the solicitation, collection and maintenance of any forms, certifications and other information required in connection therewith;
          (g) neither the Company nor any of its Subsidiaries has any liability as a result of being a party to any Tax sharing, Tax indemnity or other agreement or arrangement relating to Taxes (other than an agreement or arrangement solely among members of an affiliated, consolidated or unitary group the common parent of which is the Company or which includes only the Company and/or its Subsidiaries);
          (h) neither the Company nor any of its Subsidiaries has any liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under state, local or foreign Law (other than a group the common parent of which is the Company or which includes only the Company and/or its Subsidiaries), or has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, or otherwise;
          (i) neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” in conjunction with the Offer or the Merger;
          (j) neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);
          (k) there are no material Liens for any Taxes upon the assets of the Company or any of its Subsidiaries, other than Permitted Liens;
          (l) neither the Company nor any of its Subsidiaries has (i) entered into any transaction that resulted in a “deferred intercompany gain” (within the meaning of Treasury Regulation Section 1.1502-13) which gain, in whole or in part, continues to be deferred pursuant to the provisions of Treasury Regulation Section 1.1502-13 as of the date hereof or (ii) an “excess loss account,” as defined in Treasury Regulation Section 1.1502-9, in respect of the stock of any Subsidiary that is a member of the United States affiliated group (as that term is defined under Section 1504(a) of the Code and other similar provisions of state or local law) that includes the Company as a common parent;
          (m) no asset or liability of the Company or any of its Subsidiaries is a debt obligation that (i) was issued with “original issue discount,” as defined in Section 1273(a) of the Code; (ii) is a “registration-required obligation” as defined in Section 163(f)(2) of the Code; (iii) is an “applicable high yield discount obligation” as defined in Section 163(i)(1) of the Code; (iv) provides for the payment of interest that is “disqualified interest,” as defined under Section 163(j)(3) of the Code; (v) constitutes “corporate acquisition indebtedness,” within the meaning of Section 279(b) of the Code; or (vi) is a “disqualified debt instrument,” as defined in Section 163(b)(2) of the Code; and
          (n) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company or any of its Subsidiaries.
     As used in this Agreement, (i) “Taxes” means any and all material domestic or foreign, federal, state, local or other taxes, charges, fees, imposts, levies or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or any transferee liability in respect of any of the foregoing items payable by reason of contract, assumption transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law) or otherwise, and (ii) “Tax Return” means any material return, report or similar filing (including the attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto), and including, where permitted or required, combined, consolidated, or unitary returns for any group of entities.
     Section 4.14. Labor Matters.
          (a) Each employee of the Company or any of its Subsidiaries (each, an “Employee”) currently employed by the Company or one of its Subsidiaries is an “at will” employee (whose employment may be terminated at any time by the Company or its Subsidiary or such employee, in each case with or without cause or notice). All Employees are authorized to work for the Company or any of its Subsidiaries in the country in which such person performs work according to applicable immigration Laws.
          (b) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws or Contracts governing or concerning labor relations, employment, union and collective bargaining, immigration, fair employment practices, employment discrimination and harassment, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, and wages and hours, all other Laws applicable to the Company or any of its Subsidiaries with respect to any of the Employees or Independent Contractors, including ERISA, the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act of 1992, the Worker Adjustment and Retraining Notification Act of 1998, the Occupational Safety and Health Act, the Davis-Bacon Act, the Walsh-Healy Act, the Service Contract Act, Executive Order 11246, the Fair Labor Standards Act and the Rehabilitation Act of 1973 and all regulations under such acts (collectively, the “Labor Laws”), (ii) neither the Company nor any of its Subsidiaries is liable for or bound by, as the case may be, any liabilities, judgments, decrees, orders, citations, Taxes, fines or penalties for failure to comply with any of the Labor Laws, (iii) each of the Company and its Subsidiaries has withheld all amounts required by applicable Law or by agreement to be withheld from the wages, salaries and other payments made or benefits provided to Company Employees, and (iv) none of the Company or any of its Subsidiaries is liable for any arrears of wages, salaries or other benefits or any Taxes or any penalty for failure to comply with any of the foregoing.
          (c) Except as set forth in Section 4.14(c) of the Company Disclosure Letter, there are no pending or, to the knowledge of the Company, threatened Claims against the Company or any of its Subsidiaries brought by or on behalf of any current or former Employee or applicant for employment or current or former Independent Contractor (other than regular claims for benefits in accordance with the terms of such Old Plans, New Plans, and any policies thereunder), and any pending settlements of such Claims have been fully funded and otherwise complied with.
          (d) To the knowledge of the Company, no Employee or Independent Contractor is in violation of any term of any employment Contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating (i) to the right of any such Person to be employed or retained by the Company or any of its Subsidiaries because of the nature of the business conducted or proposed to be conducted by the Company or its Subsidiaries, or (ii) to the use by or for the benefit of any of the Company or any of its Subsidiaries of the intellectual property of others. To the knowledge of the Company, no Employee or Independent Contractor is in material violation of any term of any employment Contract, non-disclosure agreement, non-competition agreement, or restrictive covenant with the Company or any of its Subsidiaries relating to the Business.
          (e) Neither the Company nor any of its Subsidiaries has recognized a labor union nor has any labor union been certified as the exclusive bargaining representative of any Employees. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining Contract with a labor union or labor organization, nor is any collective bargaining Contract being negotiated. To the knowledge of the Company, there have not been any union organizing efforts during the past three (3) years with respect to any Employees, including any petitions for a certification or unionization proceeding.
          (f) Within the past three-year period, neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in

WARN or any similar state or local law, affecting in whole or in part any site of employment, facility, operating unit or Employee.
          (g) It is agreed and understood that no representation or warranty is made in respect of labor matters in any Section of this Agreement other than Sections 4.8 and 4.14.
     Section 4.15. Intellectual Property.
          (a) Ownership. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all intellectual property used in their respective businesses as currently conducted, or if not currently conducted, as held for business to be conducted, (collectively, the “Company Intellectual Property”) free and clear of all Liens.
          (b) Trademarks. Section 4.15(b) of the Company Disclosure Letter contains a complete and accurate list of all Trademarks owned by the Company or its Subsidiaries and lists any applications, proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office) related to any of the Trademarks. All Trademarks (registered, unregistered and including intent to use applications) set forth in Section 4.15(b) of the Company Disclosure Letter are, to the knowledge of the Company, in full force and effect, valid and enforceable. The Company and its Subsidiaries do not own any registered intellectual property other than the Trademarks listed in Section 4.15(b) of the Company Disclosure Letter.
          (c) Non-Infringement. There are no pending or, to the knowledge of the Company or any of its Subsidiaries, threatened claims by any person alleging infringement by the Company or any of its Subsidiaries for their use of intellectual property of the Company or any of its Subsidiaries, and no Person has challenged the Company’s or its Subsidiaries ownership, use, validity, enforceability or registrability of any intellectual property. To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries, as such business is currently being conducted, has not, does not, and will not when conducted by the Surviving Corporation in substantially the same manner following the Closing infringe or misappropriate any intellectual property rights of any Person.
     Section 4.16. HIPAA.
          (a) Neither the Company, nor any of its Subsidiaries have collected any personally identifiable information from any Third Parties except as described in Section 4.16(a) of the Company Disclosure Letter, and the collection of such individually identifiable health information collected from Third Parties described in Section 4.16(a) of the Company Disclosure Letter does not violate any applicable Law, including the Health Insurance Portability and Accountability Act except for any incidents of noncompliance that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries has complied with all applicable Laws, including anti-spam laws and the Health Insurance Portability and Accountability Act, and their respective internal privacy policies relating thereto, except for any incidents of noncompliance that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. True and correct copies of all applicable privacy policies have been made available to Parent. The Company and each of its Subsidiaries has at all times made all disclosures to users or customers required by applicable Laws, and none of such disclosures made or contained in any privacy policies or in any such materials have been inaccurate, misleading or deceptive or in violation of any applicable Laws, except for any incidents of noncompliance that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) The Company and each of its Subsidiaries has established reasonable and appropriate safeguards to protect personally identifiable information. No unauthorized access of personally identifiable information has occurred other than inadvertent incidents that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.17. Property.
          (a) Section 4.17 of the Company Disclosure Letter contains a true and complete list of all real property leases, ground leases, licenses, tenancies, subleases and all other occupancy agreements to which the Company or any of its Subsidiaries is a party (including all amendments, and modifications, supplements, renewals, extensions and guarantees related thereto) (the leased and subleased space or parcel of real property thereunder being, collectively, the “Leased Property”) (each as amended, supplemental or modified, the “Leases”) and the Company has delivered to Parent a true, correct and complete copy of each Lease. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or a Subsidiary of the Company has good and valid title to all its personal property, free and clear of all Liens (except for Permitted Liens), and has good and valid title to the leasehold estate in all Leased Property, free and clear of all Liens (except for Permitted Liens, and except for title exceptions, defects, liens, charges, restrictions, encumbrances, restrictive covenants and other matters of record which were not caused by or result from the actions or inactions of the Company or a Subsidiary of the Company and which do not materially affect the continued use of the property for the purposes for which the property is currently being used (assuming the timely discharge of all obligations owing under or related to the personal property and the Leased Property) by the Company or a Subsidiary of the Company), sufficient to conduct their respective businesses as currently conducted; (ii) the Leases are valid, binding and enforceable against the Company or a Subsidiary of the Company in accordance with their terms and are in full force and effect; (iii) there is not, under any of the Leases, any existing default or violation by the Company or any of its Subsidiaries, nor to the Company’s knowledge, any existing default or violation by any counterparty to any Lease, nor any event, fact or circumstance which, with notice or lapse of time or both, would become a default or violation by the Company or any of its Subsidiaries or any counterparty to any Lease or give rise to a right of termination or cancellation under any of the Leases; (iv) neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, or encumbered any interest in any Leased Property; and (v) the Company, its Subsidiaries (and any Affiliate of the Company or its Subsidiaries, as applicable) enjoys peaceful and undisturbed possession under the Leases.
          (b) Neither the Company nor any of its Subsidiaries owns any real property or interest in real property, other than leasehold interests in the Leased Property.

          (c) The Leased Property constitutes all real property necessary to operate the Business in all material respects as presently conducted.
     Section 4.18. Opinion of Financial Advisors. The Board of Directors and the Special Committee have received the written opinion, dated as of January 14, 2008, of RA Capital Advisors, LLC (the “Financial Advisor”), the financial advisor to the Special Committee, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in such opinion, the Per Share Amount to be received by the holders of Shares (other than Parent, Merger Sub and their respective affiliates) in the Offer and the Merger Consideration to be received by the holders of Shares (other than Parent, Merger Sub and their respective affiliates) in the Merger are fair, from a financial point of view, to such holders, and such opinion has not been withdrawn or modified. True and complete copies of the fairness opinion of the Financial Advisor and all agreements and understandings between the Company or any of its Affiliates and the Financial Advisor relating to the Offer and the Merger and the other transactions contemplated by this Agreement have been provided by the Company to Parent.
     Section 4.19. Required Vote of the Company Stockholders. Subject to the applicability of Section 253 of the DGCL, the affirmative vote or written consent of the holders of a majority of the outstanding Shares is the only vote or consent of holders of capital stock or other securities of the Company required to adopt this Agreement (the “Company Stockholder Approval”).
     Section 4.20. Contracts.
          (a) Section 4.20(a) of the Company Disclosure Letter sets forth all of the following Contracts to which the Company or any of its Subsidiaries is a party to or bound by or which are applicable to any of their assets or properties, in each case as amended through the date hereof (each a “Material Contract”):
               (i) each Contract, excluding Clinical Contracts, that involves the performance of services or the delivery of goods or materials by the Company or any of its Subsidiaries in an amount in excess of $100,000 during any year;
               (ii) each Contract, excluding Clinical Contracts and Medical Director Contracts, that involves the performance of services or the delivery of goods or materials to the Company or any of its Subsidiaries in an amount in excess of $100,000 during any year;
               (iii) each Contract that was not entered into in the ordinary course of business consistent with past practice and involves the payment or receipt by the Company or any of its Subsidiaries of more than $100,000 during any year;
               (iv) each Lease of Leased Property;
               (v) each Contract under which the Company or any of its Subsidiaries has incurred indebtedness for borrowed money or granted any Lien on any of its assets in connection with any indebtedness for borrowed money;

               (vi) each Contract that creates a partnership, limited liability company or joint venture with respect to which Parent will become obligated or in which Parent will hold, directly or indirectly, an equity interest after the Closing;
               (vii) each Contract for the provision of medical direction services between a licensed physician and a Hospice, including medical directors, program medical directors, team medical directors and associated medical directors (each a “Medical Director Contract”);
               (viii) each Contract, excluding Clinical Contracts and Medical Director Contracts, with any consultant that involves the performance of services to the Company or any of its Subsidiaries in an amount in excess of $50,000 during any year;
               (ix) each Contract with any vendor that provides services relating to billing and reimbursement valued in excess of $50,000 during any year;
               (x) each Contract that contains any non-competition or non-solicitation provision applicable to the Company or any of its Subsidiaries or that otherwise restricts the Company’s or any of its Subsidiaries’ business activities or limits the Company’s or any of its Subsidiaries’ freedom to conduct the Business or to compete with any Person;
               (xi) other than Contracts entered into in the ordinary course of the Company’s and its Subsidiaries’ business for the provision of Hospice Services, each Contract that contains any confidentiality or non-disclosure provision currently in effect and not related to any discontinued merger, acquisition or other business combination discussed with any third party or the transactions contemplated by this Agreement;
               (xii) each Contract that is not terminable by the Company upon ninety (90) days or less notice with expected future payments in excess of $50,000 and which are allocated by the Company to home office or regional office administrative expenses on the Company’s internal financial statements in the ordinary course of business consistent with past practice;
               (xiii) each Contract, including any indemnification agreement, with any (a) executive officer or director of the Company or any of its Subsidiaries or any of their immediate family members (including their spouses) or any Person known by the Company to be an affiliate of such Person, or (b) Person known by the Company to be a beneficial owner of five percent (5%) or more of any class or series of voting securities of the Company;
               (xiv) each Contract that (A) grants any material exclusive rights, (B) grants any material “most favored nation” status, rights of first refusal, rights of first negotiation or similar rights with respect to any product or service of the Business, or (C) contains any provision that requires the purchase of all or a given portion of the Company’s or any of its Subsidiaries’ requirements from a given Third Party, or any similar provision;
               (xv) each Contract under which the Company or any of its Subsidiaries has any material obligations that have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of any portion of the Business (whether by merger, sale of stock, sale of assets or otherwise); and
               (xvi) except for the Contracts disclosed above, each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, or that is otherwise material to the Company and its Subsidiaries, taken as a whole, and not entered into in the ordinary course of business consistent with past practice.
          (b) Neither the Company nor any Subsidiary of the Company is in breach or violation of, or default under, or as of the date of this Agreement, has received notice that any other party is (or intends to be) in breach or violation of, or default under, any Material Contract, where such breach, violation or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no party to any Material Contract is in breach or violation of, or default under, the terms of any Material Contract where such breach, violation or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, each Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions.
          (c) Except as set forth in Section 4.20(c) of the Company Disclosure Letter, the consummation of the Offer, the Merger, and any other transactions contemplated by this Agreement will not cause or result in a breach or violation of, or default under, any Material Contract or would otherwise give rise to a right of termination, cancellation, or acceleration of any material obligation or to the loss of a material benefit under any Material Contract.
     Section 4.21. Finders or Brokers. Except for RA Capital Advisors, LLC, neither the Company nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission from the Company, any of its Subsidiaries, Parent or Merger Sub or any of their respective Affiliates in connection with or upon consummation of the Offer, the Merger or the other transactions contemplated by this Agreement. The Company has heretofore furnished to Parent true, complete and correct copies of all Contracts between the Company or its Subsidiaries and RA Capital Advisors, LLC pursuant to which such firm would be entitled to any payment relating to the Offer, the Merger or the other transactions contemplated by this Agreement.
     Section 4.22. Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their material properties, operations, personnel and businesses that are customary for businesses of their type (each, an “Insurance Policy”). Section 4.22 of the Company Disclosure Letter sets forth a true and complete list of all of the Insurance Policies and lists the amount of the last annual premium paid for all current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries. Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures must be made in order to continue such insurance, and all such insurance is outstanding and duly in force. All premiums payable under any Insurance Policy have been paid when due and the Company and each of its Subsidiaries are in all material respects in full compliance with the terms of each Insurance Policy.
     Section 4.23. Health Care Legal Matters. With respect to the Business:
          (a) The Company and its Subsidiaries have complied, and are in compliance, with all Healthcare Laws applicable to the Company and its Subsidiaries or the Business, except for any such non-compliance that, individually or in the aggregate, has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Without limiting the foregoing, to the knowledge of the Company, neither the Company nor its Subsidiaries have engaged in any activities or entered into any arrangements that are prohibited under 42 U.S.C. Sections 1320a-7, 1320a-7a, 1320a-7b, 1395nn, and 1396b, 31 U.S.C. Sections 3729-3733, the federal CHAMPUS/TRICARE statute, or any other federal or state statutes related to false or fraudulent claims, the regulations promulgated pursuant to such statutes, or any similar or related state or local statutes or regulations.
     Section 4.24. Changes in Suppliers and Third-Party Payors. Neither the Company nor any of its Subsidiaries have received any notice (written or oral) from any Person supplying products, materials or drugs to the Company or its Subsidiaries that it intends to (i) cease selling such products, materials or drugs to the Company or any of its Subsidiaries, (ii) limit or reduce such sales to the Company or any of its Subsidiaries, or (iii) increase the prices at which such sales are made to the Company or its Subsidiaries. Neither the Company nor its Subsidiaries have received any notice (written or oral) from any third-party payor that it intends to terminate, limit or reduce its business relations with the Company or any of its Subsidiaries in the event of a sale of the Business or otherwise.
     Section 4.25. Certain Relationships. Except as set forth in Section 4.25 of the Company Disclosure Letter, in connection with the Business, neither the Company nor any of its Subsidiaries nor any of its or their directors or officers has entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any Person, including a hospital, long-term care facility, physician or physician group, that is or was in a position to make or influence referrals, furnish items or services to, or otherwise generate business for, the Company or any of its Subsidiaries.
     Section 4.26. Rates and Reimbursement Policies. Neither the Company nor any of its Subsidiaries has any reimbursement or payment rate appeals, disputes or contested positions pending before any Governmental Entity with respect to the Business, other than those that, if unsuccessful have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.27. No Additional Representations. Except for the representations and warranties of the Company set forth in this Agreement (including the Company Disclosure Letter and the Designated SEC Reports), neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent in connection with the transactions contemplated hereby. Without limiting the foregoing, and without limiting or modifying the representations and warranties contained in the Agreement, the Company makes no representation or warranty to Parent with respect to (a) the information set forth in the Information Memorandum or (b) except as provided in Article IV, the Company Disclosure Letter and the Designated SEC Reports, any financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the Information Memorandum or any management presentation.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
     Section 5.1. Qualification, Organization, Subsidiaries, etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, prevent or materially delay the consummation of the Offer or the Closing or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy the Tender Offer Conditions or the conditions precedent to the Merger, to obtain financing for the Offer or the Merger or to consummate the Merger, the Offer and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement true and complete copies of the certificates of incorporation and by-laws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.
     Section 5.2. Corporate Authority Relative to This Agreement; No Violation.
          (a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of each of Parent and Merger Sub and by Parent, as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

          (b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Offer and the Merger by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) compliance with the applicable requirements of the Exchange Act, (iii) compliance with the rules and regulations of NASDAQ, (iv) compliance with the HSR Act, and (v) compliance with any applicable state securities or blue sky laws (collectively, clauses (i) through (v), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.
          (c) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) assuming compliance with the matters referenced in Section 5.2(b) and receipt of the Parent Approvals, contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 5.3. Investigations; Litigation. There is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no actions, suits, inquiries, investigations or proceedings pending (or, to Parent’s knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before any Governmental Entity, in each case which would have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 5.4. Proxy Statement; Schedule 14D-9; Other Information. None of the information provided by Parent or its Subsidiaries to be included in the Schedule 14D-9 or the Proxy Statement will, at the time such documents are filed with the SEC, or at the time such documents are first mailed to the stockholders of the Company (or in the case of the Proxy Statement, at the time of the Company Meeting, if any), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Section 5.5. Aggregate Cash Consideration. Parent will have available cash resources and financing in an amount sufficient to enable Merger Sub to purchase the Shares pursuant to the Offer and to consummate the Merger and perform its other obligations under this Agreement.
     Section 5.6. Parent Business. Parent is the direct or indirect owner of all of the outstanding capital stock of the Subsidiaries (other than Parent) of Odyssey HealthCare, Inc. (“Odyssey”) that conduct Odyssey’s business of providing Hospice Services or own, lease or license substantially all of the assets of Odyssey.
     Section 5.7. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect subsidiary of Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation, pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement, and related to its guarantee of the Odyssey Credit Agreement.
     Section 5.8. No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or by-laws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.
     Section 5.9. Finders or Brokers. Except for Odyssey’s engagement of Goldman, Sachs & Co. to act as its financial advisor in connection with the transactions contemplated hereby, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Offer and/or the Merger.
     Section 5.10. Certain Arrangements. As of the date of this Agreement, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent or Merger Sub or any of their affiliates, on the one hand, and any member of the Company’s management or the Board of Directors, on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or to the operations of the Company after the Effective Time.
     Section 5.11. No Additional Representations. Except for the representations and warranties of Parent and Merger Sub set forth in this Agreement, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement.

ARTICLE VI
COVENANTS AND AGREEMENTS
     Section 6.1. Conduct of Business by the Company and Parent.
          (a) From and after the date hereof and prior to the earlier of the date on which a majority of the Company’s directors are designees of Parent or Merger Sub or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent, with the prior written consent of Parent, or (iii) as expressly contemplated, required or permitted by this Agreement, the Company shall and shall cause each of its Subsidiaries to (x) conduct its business in the ordinary course consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and to retain the services of its key officers and key employees.
          (b) From and after the date hereof and prior to the earlier of the date on which a majority of the Company’s directors are designees of Parent or Merger Sub or the Termination Date, except as set forth in Section 6.1 of the Company Disclosure Letter, or as expressly contemplated, required or expressly permitted by this Agreement, without the prior written consent of Parent, the Company:
               (i) shall not, and shall not permit any of its Subsidiaries to, (x) make, declare or pay any dividends on or make other distributions in respect of any of its capital stock, or set aside funds therefor, (y) split, combine or reclassify any of its capital stock, or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (z) redeem, repurchase or otherwise acquire or encumber any shares of its capital stock, or any rights, warrants or options to acquire any such shares, except as required by the terms of its securities outstanding or any Company Benefit Plan in effect on the date hereof, or set aside funds therefor;
               (ii) shall not, and shall not permit any of its Subsidiaries to, (x) grant any options, warrants or other rights to purchase shares of capital stock, or (y) amend the terms of or reprice any Option outstanding on the date of this Agreement or amend the terms of the Company Stock Plans; provided, however, that, notwithstanding the foregoing, from and after the date of this Agreement the Company shall be entitled to grant Restricted Shares under the VistaCare, Inc. 1998 Stock Option Plan, solely utilizing the form of Restricted Stock Award Agreement attached to Section 6.1(b)(ii) of the Company Disclosure Letter, to employees (other than any executive officers or directors of the Company) of the Company or any of its Subsidiaries hired after the date hereof in the ordinary course of business consistent with past practice, subject to the following limitations: (x) no such newly hired employee shall be granted more than 400 Restricted Shares after the date hereof, (y) the aggregate number of Restricted Shares granted to newly hired employees pursuant to this proviso shall not exceed 3000 Restricted Shares and (z) no such Restricted Stock Award Agreement shall be amended or modified by the Company without the prior written consent of Parent;

               (iii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable Company Stock Option under any existing Company Stock Plan (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable options outstanding on the date hereof), other than (A) issuances of shares of capital stock in respect of any exercise of Company Stock Options outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 6.1(b), (B) the acquisition of Shares from a holder of a Company Stock Option or Restricted Shares in satisfaction of withholding obligations or in payment of the exercise price, and (C) the issuance of Restricted Shares solely in accordance with, and subject to the limitations set forth in, the proviso to Section 6.1(b)(ii);
               (iv) shall not, and shall not permit any of its Subsidiaries to, amend or waive, or propose to amend or waive, any provision of its certificate of incorporation or by-laws or similar organizational documents;
               (v) shall not, and shall not permit any of its Subsidiaries to, (w) merge or consolidate with, or acquire any equity interest in (including, without limitation, through the creation of any Subsidiary of the Company), any Person, or enter into an agreement with respect thereto, (x) acquire or agree to acquire any material assets, except for capital expenditures otherwise permitted by Section 6.1(b)(xv), (y) make any loan or advance to, or otherwise make any investment in, any Person, or (z) enter into any joint venture, partnership or other similar arrangement;
               (vi) except for the planned Hospice divestitures disclosed in Section 6.1 of the Company Disclosure Letter which are consummated in accordance with the terms set forth for such divestitures in Section 6.1 of the Company Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap, mortgage, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), license, transfer, exchange, swap, mortgage, encumber or otherwise dispose of, any of its material assets;
               (vii) shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger consolidation, restructuring, recapitalization or other reorganization;
               (viii) shall not, and shall not permit any of its Subsidiaries to, except as may be required by Law or pursuant to any of the Company Benefit Plans existing on the date of this Agreement, (A) grant any increases in the compensation (including, without limitation, salary, bonus and other benefits) of any of its directors, officers or key employees; (B) pay or agree to pay any pension, retirement allowance or other employee benefit to any director, officer or employee, whether past or present; (C) enter into any new, or materially amend any existing, employment, change of control, severance or termination agreement or arrangement with any Person; (D) become obligated under any new Company Benefit Plan, which was not in existence on the date hereof, or amend any such plan or agreement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder; (E) establish, adopt or enter into any collective bargaining agreement; (F) grant any general increase in compensation (including, without limitation, salary, bonus and other benefits) to employees, except for increases occurring in the ordinary course of business consistent with past practice; or (G) enter into, make or extend any loans or advances to any of its directors, officers, employees, agents or consultants, except for ordinary course of business advances for business related expenses;
               (ix) shall not, and shall not permit any of its Subsidiaries to, (A) assume, incur or become liable for or prepay any indebtedness for borrowed money (directly, contingently or otherwise), (B) guarantee any such indebtedness, (C) issue or sell any debt securities or warrants or rights to acquire any debt securities, (D) guarantee any debt obligations of any other Person, (E) enter into any lease (whether such lease is an operating or capital lease), (F) create any Lien (other than Permitted Liens) on the property of the Company, or (G) enter into any “keep well” or other agreement or arrangement to maintain the financial condition of any other Person;
               (x) shall not, and shall not permit any of its Subsidiaries to, (A) except as permitted by clause (B), modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms or provisions of any Material Contract, (B) fail to renew any Material Contract on terms that are no less favorable to the Company than under the existing contract, or (C) except for contracts described under Section 4.20(a)(xi) and entered into in the ordinary course of the Company’s business and in accordance with past practice, enter into any Contract that would have been required to be disclosed pursuant to Section 4.20 of the Company Disclosure Letter if it had been entered into on or prior to the date of this Agreement;
               (xi) shall not, and shall not permit any of its Subsidiaries to, except for the transactions set forth in Section 6.1(b)(xi) of the Company Disclosure Letter, all of which have been previously approved by the Board of Directors, enter into any real property lease, sublease or other agreement concerning real property or modify, renew or terminate any existing Lease;
               (xii) shall not, and shall not permit any of its Subsidiaries to, except for the opening of any new Hospice Services locations which are currently planned or in process, all of which are listed in Section 6.1(b)(xii) of the Company Disclosure Letter, open any new office location;
               (xiii) shall not, and shall not permit any of its Subsidiaries to, other than as required by the SEC, Law or GAAP, make any changes with respect to accounting policies, procedures or practices or any of its methods of reporting revenue, deductions, income or other material items for financial accounting purposes;
               (xiv) shall not, and shall not permit any of its Subsidiaries to, make any material change (or file any such change) in any method of Tax accounting or make any material change in any Tax election; settle or compromise any material Tax liability for an amount materially in excess of the amount reserved therefor on the financial statements included in the Designated SEC Reports; or enter into any closing agreement relating to Taxes for an amount materially in excess of the amount reserved therefor on the financial statements included in the Designated SEC Reports;
               (xv) shall not, and shall not permit any of its Subsidiaries to, incur capital expenditures in excess of (i) $75,000 individually and (ii) $300,000 in the aggregate;
               (xvi) shall not, and shall not permit any of its Subsidiaries to, deposit or otherwise invest any cash on hand into accounts, securities or other instruments having a maturity of more than 30 days or that will impose payment or penalty upon liquidation within 120 days of such deposit or investment;
               (xvii) shall not, and shall not permit any of its Subsidiaries to, transfer or license to any Person or entity or otherwise extend, amend or modify in any material respect any rights to any material Company Intellectual Property, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;
               (xviii) shall not, and shall not permit any of its Subsidiaries to, fail to use its reasonable best efforts to maintain in effect existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;
               (xix) shall not, and shall not permit any of its Subsidiaries to, enter into, amend or modify any agreement or arrangement with affiliates, directors or officers of the Company or any of its Subsidiaries or any of their family members (including spouses);
               (xx) shall not waive, release, assign, settle, compromise or dispose of any Claim, except for the waiver, release, assignment, settlement, compromise or disposition of Claims in the ordinary course of business consistent with past practice and which do not involve (A) any restriction or limitation on the Company’s or any of its Subsidiaries’ ability to conduct their business as it is currently being conducted or (B) any settlement payment by, or liability of, the Company, its Subsidiaries or any of their Affiliates in an amount in excess of $50,000 for an individual Claim, or $400,000 in the aggregate for all Claims;
               (xxi) shall not, and shall not permit any of its Subsidiaries to, take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Offer or of the Company to consummate the Merger or the other transactions contemplated by this Agreement;
               (xxii) shall not, and shall not permit any of its Subsidiaries to, agree to or make any commitment to, whether orally or in writing, take any actions prohibited by this Agreement; and

               (xxiii) shall not agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 6.1(b).
          (c) Parent agrees with the Company, on behalf of itself and its Subsidiaries and affiliates, that, between the date hereof and the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries or affiliates to, take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 6.2. Access.
          (a) Subject to compliance with applicable Laws, the Company shall (i) provide to Parent and to its employees, accountants, consultants, legal counsel, financial advisors and agents, lenders and other representatives (collectively, “Parent Representatives”) reasonable access during normal business hours upon prior notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ properties, contracts, commitments, books and records, (ii) furnish to Parent and the Parent Representatives such financial and operating data and other information as the Parent Representatives may reasonably request (including, but not limited to, furnishing to Parent the financial results of the Company in advance of any filing by the Company with the SEC containing such financial results) and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives (other than directors who are not employees) of the Company and its Subsidiaries to cooperate reasonably with Parent and the Parent Representatives in their investigation of the Company and its Subsidiaries. The foregoing notwithstanding, the Company shall not be required to afford such access if it would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a loss of attorney/client privilege or trade secret protection to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. No investigations pursuant to this Section 6.2(a) shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.
          (b) Subject to prior consultation with the Company, the Company shall provide Parent and its representatives reasonable access during normal business hours upon prior notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the employees of the Company and its Subsidiaries and to information for the purpose of transition planning and to enable Parent to make presentations to, and discuss with, employees of the Company and its Subsidiaries, on both a group and individual basis, Parent’s plans and strategies for post-Closing operations subject to necessary antitrust safeguards. The Company shall have the right to have a representative present at all meetings between Parent and its representatives and any employees of the Company and its Subsidiaries. Any such meetings will be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise interfere, other than in any immaterial respect, with the prompt and timely discharge by such employees of the Company and its Subsidiaries of their normal duties.
          (c) During the period prior to the Effective Time, the Company shall promptly furnish to Parent and Merger Sub (i) a copy of each report, schedule, registration statement and other document in advance of filing it with the SEC, and shall provide Parent and Merger Sub a reasonable opportunity to review and comment upon such document, during such period, (ii) a copy of each document received by it from the SEC, during such period, and (iii) all other information concerning its business, properties and personnel as Parent and Merger Sub may reasonably request.
          (d) Parent hereby agrees that all information provided to it or its Parent Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of July 25, 2007, as amended, between Odyssey and the Company, (the “Confidentiality Agreement.”).
          (e) Notwithstanding any provision of this Agreement, no information or knowledge obtained in any investigation conducted by Parent or Merger Sub or provided to Parent or Merger Sub shall affect or be deemed to modify any representation or warranty of the Company contained herein.
     Section 6.3. Solicitation.
          (a) Subject to Section 6.3(b), the Company agrees that, following the date of this Agreement and prior to the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, none of the Company, the Company’s Subsidiaries or any of their respective Representatives shall, directly or indirectly, (i) initiate, solicit, encourage (including by way of providing information), facilitate or induce the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal, (ii) engage or participate in any discussions or negotiations regarding, or provide or cause to be provided any non-public information relating to the Company or any of its Subsidiaries in connection with, or have any discussions with any Person relating to, an actual or proposed Company Acquisition Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement a Company Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (iv) approve, endorse or recommend, or publicly announce an intention to approve, endorse or recommend, or, except for the waivers and releases permitted by the following clause (vi), enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Company Acquisition Proposal, (v) (A) approve any transaction or any Third Party becoming an “interested stockholder” under Section 203 of the DGCL or otherwise exempting any Person from any applicable Takeover Statute or (B) amend the Rights Agreement or grant any waiver or release or approve any transaction or redeem any Rights under the Rights Agreement, except in connection with the transactions contemplated by this Agreement, or (vi) amend, terminate, waive, release or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement (provided, that the Company shall be permitted to grant waivers or releases under any such agreement solely to permit the counterparty thereto to make a non-public offer or proposal to the Board of Directors (or any duly constituted committee of the Board of Directors) with respect to a Company Acquisition Proposal). The Company shall advise Parent (promptly after the execution and delivery of this Agreement) of the identity of each Person who makes an actual or proposed Company Acquisition Proposal or requests a waiver or release from any confidentiality, standstill or similar agreement and the material terms of any such Company Acquisition Proposal. The Company shall promptly inform its Representatives, and shall cause its Subsidiaries promptly to inform their respective Representatives, of the obligations under this Section 6.3. The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Company Acquisition Proposal and shall use its (and will cause the Representatives of the Company and its Subsidiaries to use their) commercially reasonable efforts to require the other parties thereto to promptly return or destroy in accordance with the terms of such agreement any confidential information previously furnished by the Company, the Company’s Subsidiaries or any of their respective Representatives thereunder. The Company shall ensure that its Representatives are aware of the provisions of this Section 6.3(a).
          (b) Notwithstanding anything to the contrary contained in Section 6.3(a), if at any time following the date of this Agreement and prior to the Acceptance Date, (i) the Company receives an unsolicited written Company Acquisition Proposal from a Third Party that did not result from or arise in connection with a breach of Section 6.3(a) and that the Board of Directors (or any duly constituted committee of the Board of Directors) believes in good faith to be bona fide and (ii) the Board of Directors (or any duly constituted committee of the Board of Directors) determines in good faith, after consultation with its independent financial advisors and based on the advice of outside legal counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal from that Third Party, then the Company may, prior to the Acceptance Date and subject to compliance with the provisions of this Section 6.3, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal (“Permitted Actions”) if the Board of Directors (or any duly constituted committee of the Board of Directors) concludes in good faith, after consultation with its outside financial advisors and based on the advice of outside legal counsel, that, as a result of such Company Acquisition Proposal, the failure to take such Permitted Action would be inconsistent with its fiduciary duties under applicable Law; provided, that the Company will not, and will not allow Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement with such Person prior to such disclosure and promptly providing Parent with a copy of such fully executed Acceptable Confidentiality Agreement; and provided further that the Company shall have delivered written notice to Parent prior to or concurrently with taking any action permitted pursuant to this Section 6.3(b). The Company shall promptly (and in no event later than 24 hours following receipt) notify Parent and Merger Sub orally and in writing (which notice shall include the material terms and conditions of the Company Acquisition Proposal and the identity of the Person submitting the same) in the event it receives a Company Acquisition Proposal from a Person or group of related Persons and shall keep Parent and Merger Sub reasonably informed orally and in writing as to the status and any material developments concerning the same, including prompt written notice to Parent of any determination by the Board of Directors (or any duly constituted committee of the Board of Directors) that a Superior Proposal has been made. Without limiting the generality of the foregoing, (1) the Company shall promptly notify Parent and Merger Sub orally and in writing if it determines in accordance with this Section 6.3(b) to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal received from a Person or group of related Persons, (2) prior to providing any non-public information to such Person or entering into discussions or negotiations with such Person, the Company shall promptly notify Parent orally and in writing of any such Company Acquisition Proposal received by, and such information requested from, and any such discussions or negotiations sought to be initiated or continued with, the Company, any Subsidiary of the Company or any of their respective Representatives indicating, in connection with such notice, the material terms and conditions of the Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal, and (3) the Company shall promptly provide Parent with copies of any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making the Company Acquisition Proposal or its Representatives that was not previously provided or made available to Parent and copies of all documents and written communications relating to such Company Acquisition Proposal exchanged between the Company, any of its Subsidiaries or any of its or their Representatives, on the one hand, and the Third Party making such Company Acquisition Proposal, on the other.
          (c) Except as permitted by Section 6.3(d), neither the Board of Directors nor any committee thereof shall directly or indirectly (i) amend, withdraw, modify, change, condition or qualify in any manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in any manner adverse to Parent or Merger Sub, the Recommendation, (ii) approve or recommend or publicly propose to approve or recommend, any Company Acquisition Proposal, or (iii) take any other action or make any other public statement inconsistent with the Recommendation. None of the Board of Directors, any committee thereof or the Company itself, shall agree with any Person to limit or not to give prior notice to Parent and Merger Sub of its intention to effect a Recommendation Withdrawal or to terminate this Agreement in light of a Superior Proposal.
          (d) Notwithstanding Sections 6.3(a)(iii) and 6.3(a)(iv) and Section 6.3(c), if, at any time prior to the Acceptance Date, the Company receives a Superior Proposal that did not result from a breach of this Section 6.3, the Board of Directors (or any duly constituted committee of the Board of Directors) may withdraw, modify, change, condition or qualify the Recommendation in a manner adverse to Parent and Merger Sub (“Recommendation Withdrawal”); provided, however, that the Board of Directors (or any duly constituted committee of the Board of Directors) may not effect a Recommendation Withdrawal pursuant to this Section 6.3(d) (i) unless the Company has complied with this Section 6.3, (ii) until after the third Business Day following actual receipt by Parent by the Company of a Notice of Superior Proposal, (iii) unless either (A) on or before the expiration of the three (3) Business Day period following the actual receipt by Parent of the Notice of Superior Proposal referred to in the foregoing clause (ii), Parent does not make a Matching Bid in response to such Superior Proposal or (B) following receipt of a Matching Bid within the three (3) Business Day period, the Board of Directors (or any duly constituted committee of the Board of Directors) concludes in good faith, after consultation with its financial advisors and based on the advice of outside legal counsel and after taking into consideration the Matching Bid, that the Superior Proposal to which the Notice of Superior Proposal relates continues to be a Superior Proposal and (iv) unless the Board of Directors (or any duly constituted committee of the Board of Directors) determines in good faith, after consultation with its financial advisors and based on the advice of outside legal counsel, that the failure to effect a Recommendation Withdrawal in response to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law. Unless the Board of Directors has previously effected a Recommendation Withdrawal, or is concurrently therewith withdrawing, the Recommendation in accordance with this Section 6.3 and otherwise complies with Section 6.3(e), neither the Board of Directors nor any committee thereof shall recommend any Company Acquisition Proposal to the stockholders of the Company or, except as otherwise permitted by this Section 6.3, enter into any letter of intent, agreement in principle, merger, acquisition or similar agreement with respect to any Company Acquisition Proposal.
          (e) Notwithstanding anything in this Section 6.3 to the contrary, at any time prior to the Acceptance Date, the Board of Directors (or any duly constituted committee of the Board of Directors) may, in response to a Superior Proposal that did not result from a breach of this Section 6.3, cause the Company to terminate this Agreement pursuant to Section 8.1(g) and concurrently with such termination enter into a definitive agreement providing for the transactions contemplated by such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 8.1(g), and any purported termination pursuant to Section 8.1(g) shall be void and of no force or effect, unless the Company shall have complied with all the provisions of this Section 6.3, including the notification provisions in this Section 6.3(e), and with all applicable requirements of Section 8.3(a)(ii) (including the payment of the Termination Fee prior to or concurrently with such termination) in connection with such Superior Proposal; and provided further, however, that the Company shall not exercise its right to terminate this Agreement pursuant to Section 8.1(g): (A) until after the third Business Day following actual receipt by Parent of written notice from the Company advising Parent that the Company has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal and attaching the most current versions of the definitive agreement, all exhibits and other attachments thereto and agreements (such as stockholder agreements) ancillary thereto to effect such Superior Proposal, and identifying the Person making such Superior Proposal (a “Notice of Superior Proposal”) and stating that the Board of Directors intends to cause the Company to exercise its right to terminate this Agreement pursuant to Section 8.1(g) (it being understood and agreed that, prior to any termination pursuant to Section 8.1(g) taking effect, any amendment to the price or any other material term of a Superior Proposal (such amended Superior Proposal, a “Modified Superior Proposal”) shall require a new Notice of Superior Proposal and a new three (3) Business Day period with respect to such Modified Superior Proposal) and (B) unless either (x) on or before the expiration of the three (3) Business Day period following the actual receipt by Parent of any Notice of Superior Proposal, Parent does not make a good faith written proposal (a “Matching Bid”) in response to such Superior Proposal or (y) following receipt of a Matching Bid within the three (3) Business Day period, the Board of Directors (or any duly constituted committee of the Board of Directors) concludes in good faith, after consultation with its financial advisors and based on the advice of outside legal counsel and after taking into consideration the Matching Bid, that the Superior Proposal to which the Notice of Superior Proposal relates continues to be a Superior Proposal.

          (f) Nothing contained in this Section 6.3 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the good faith judgment of the Board of Directors (or any duly constituted committee of the Board of Directors), after receipt of advice from its outside legal counsel, failure so to disclose would be inconsistent with its disclosure obligations under applicable Law.
          (g) As used in this Agreement, the term:
               (i) “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that, in the aggregate, are no less restrictive of and no more favorable to the Person (other than the Company) subject to such agreement than those contained in the Confidentiality Agreement (and which contains additional provisions that expressly and solely permit the Company to comply with its obligations under this Section 6.3 provided that the duration of the standstill agreement shall not be less than the duration of the standstill agreement contained in the Confidentiality Agreement). Notwithstanding the foregoing, a party who has previously entered into a confidentiality agreement with the Company relating to a purchase of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement if such existing confidentiality agreement contains provisions that satisfy the requirements for an Acceptable Confidentiality Agreement contained in the immediately preceding sentence;
               (ii) “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their respective Affiliates regarding any of the following: (a) the acquisition by a Third Party of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than fifteen percent (15%) of the total outstanding voting securities of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, in any one transaction or series of related transactions, (b) a merger, consolidation, business combination, reorganization, share exchange, recapitalization or similar transaction or series of related transactions involving the Company or any of its Subsidiaries, (c) a liquidation or dissolution of the Company or any Subsidiary of the Company, or (d) any sale, lease, exchange or other disposition of assets (including the sale, lease, exchange or other disposition of the equity interests of one or more of the Company’s Subsidiaries) that would result in a Third Party acquiring more than fifteen percent (15%) of the fair market value on a consolidated basis of the total consolidated assets of the Company and its Subsidiaries, taken as a whole, or to which more than fifteen percent (15%) of the consolidated revenues and earnings of the Company and its Subsidiaries, taken as a whole, are attributable, in any one transaction or in a series of transactions;
               (iii) “Superior Proposal” means a Company Acquisition Proposal, (except that solely for purposes of the definition of “Superior Proposal” all references in the definition of “Company Acquisition Proposal” to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)” and all references to “the Company or any of its Subsidiaries” in clauses (b) and (c) of the definition of “Company Acquisition Proposal” shall be deemed references to “the Company and its Subsidiaries, taken as a whole”) that (a) the Board of Directors of the Company (or any duly constituted committee of the Board of Directors) concludes in good faith, after consultation with its financial advisors and based on the advice of outside legal counsel, is on terms that are more favorable, from a financial point of view, to the stockholders of the Company than the terms of the Offer, the Merger and the other transactions contemplated hereby (including any written proposal by Parent and Merger Sub received by the Company to amend the terms of this Agreement); and (b) is reasonably capable of being consummated, taking into account the availability and terms of any required financing for, and conditions to, the proposal.
     Section 6.4. Filings; Other Actions.
          (a) If the Company Stockholder Approval is required under the DGCL, as promptly as reasonably practicable following the consummation or expiration of the Offer, the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 6.3, include the Recommendation and shall use its reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement. Subject to applicable Laws, the Company and Parent (with respect to itself and Merger Sub) each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Third Party in connection with the Offer, the Merger and the transactions contemplated by this Agreement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC. The Company shall promptly notify Parent of the receipt of any oral or written comments from the SEC relating to the Proxy Statement. The Company shall cooperate and provide Parent with a reasonable opportunity to review and comment on the draft of the Proxy Statement (including each amendment or supplement thereto). The Company shall provide Parent with copies of all filings made and correspondence with the SEC with respect to the Proxy Statement. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly by the Company with the SEC and disseminated by the Company to the stockholders of the Company as soon as practicable.
          (b) Subject to the other provisions of this Agreement, the Company shall (i) take all action necessary in accordance with the DGCL and its certificate of incorporation and by-laws to promptly and duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (such meeting or any adjournment or postponement thereof, the “Company Meeting”), (ii) cause the Proxy Statement to include the Recommendation and a copy of the opinion referred to in Section 4.18, and (iii) subject to Section 6.3, use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 8.1 and subject to compliance with Section 8.3, the Company, regardless of whether the Board of Directors (whether or not acting through the Special Committee, if such committee still exists or otherwise by resolution of a majority of its disinterested directors) has approved, endorsed or recommended a Company Acquisition Proposal, or has withdrawn, modified, changed, conditioned or qualified the Recommendation, will submit this Agreement to the stockholders of the Company at the Company Meeting for the purpose of adopting this Agreement. Notwithstanding the foregoing, if a Short Form Merger may be effected in accordance with Section 2.8 and Section 253 of the DGCL, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective on the dates specified in Section 2.2 without a Company Meeting, in accordance with Section 253 of the DGCL.
     Section 6.5. Employee Matters.
          (a) Prior to the Closing Date, the Company shall (i) cause the sponsor of any Company Benefit Plan intended to be qualified pursuant to Section 401(a) of the Code to take all legal steps to effectuate its termination through proper resolutions, a consent, or as otherwise applicable; (ii) cause the sponsor of any Company Benefit Plan that provides for the deferral of compensation (within the meaning of Section 409A of the Code and applicable guidance issued thereunder) pursuant to an “account balance plan” (as defined in Treasury Regulation 1.409A-1(c)(2)(i)(A)) or a “nonaccount balance plan” (as defined in Treasury Regulation 1.409A-1(c)(2)(i)(C)) and any trust agreement entered into to secure benefits under any such arrangement (the “Parent Deferred Compensation Plans”), to take all legal steps to effectuate the termination of the Parent Deferred Compensation Plans through proper resolutions, a consent, or as otherwise applicable, and to take all necessary steps to cause a distribution of amounts due and owing to participants under the Parent Deferred Compensation Plans; and (iii) terminate any Company payroll deductions with respect to an arrangement described in Department of Labor Regulation Section 2510.3-(1)(j) through proper resolutions, a consent, or as otherwise applicable.
          (b) Upon and after the Closing Date, Parent shall continue to sponsor the Company Benefit Plans set forth on Section 6.5(b) of the Company Disclosure Letter (the “Continued Plans”) for the benefit of each current and former employee of the Company and its Subsidiaries, other than such employees covered by collective bargaining agreements (the “Company Employees”), in accordance with the terms of such Continued Plans. The Company Employees shall be entitled to participate in the Continued Plans from and after the Closing Date until such time that Parent suspends participation in or terminates such Continued Plans (the “Transition Period”). Notwithstanding the foregoing, upon and after the Closing Date until May 1, 2008, Parent shall continue to sponsor, for the benefit of the Company Employees, those Continued Plans that solely provide for medical and dental benefits. Upon the expiration of the Transition Period, the Company Employees shall then be entitled to participate in the benefit plans and arrangements sponsored or maintained by Parent to the extent such plans or arrangements are made available to similarly situated employees of Parent (the “New Plans”), subject to the terms and conditions of the New Plans. For purposes of eligibility to participate in the New Plans, each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time. Parent shall cause all pre-existing condition exclusions of any New Plan to be waived for each Company Employee and his or her covered dependents unless such Company Employee, or dependent, as applicable, would not be entitled to coverage for the condition if the covered employee were employed by the Parent during the period for which credited service is applied.
          (c) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plan of Parent and its Subsidiaries maintained pursuant to Section 401(k) of the Code, each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under the Company’s plan maintained pursuant to Section 401(k) of the Code in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time.
          (d) Nothing herein shall be deemed to be a guarantee of employment for any Employee, or to restrict the right of the Surviving Corporation, or any affiliate thereof, to terminate any Employee. Notwithstanding the foregoing provisions of this Section 6.5, nothing contained herein, whether express or implied, (i) shall be treated as an amendment or other modification of any Company Benefit Plan, or (ii) shall limit the right of the Surviving Corporation or any of its affiliates to amend, terminate or otherwise modify any Company Benefit Plan following the Closing Date. Parent, Merger Sub and the Company acknowledge and agree that all provisions contained in this Section 6.5 with respect to Employees are included for the sole benefit of Parent, Merger Sub and the Company, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any Employees, former Employees, any participant in any Company Benefit Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent, the Surviving Corporation, or any of their respective affiliates or continued participation in any Company Benefit Plan.
     Section 6.6. Efforts.
          (a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto will use its reasonable best efforts promptly to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate the Offer and to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from Third Parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Offer, the Merger or any other transaction contemplated by this Agreement and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any Third Party, other than a Governmental Entity, for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement (other than de minimis amounts or if Parent and Merger Sub have provided adequate assurance of repayment). No party shall take any action that is intended or would reasonably be expected to, individually or in the aggregate, result in any of the Tender Offer Conditions or the conditions to the Merger set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed.
          (b) On or before January 18, 2008, each party hereto shall file, or cause to be filed by their respective “ultimate parent entities”, with the Federal Trade Commission and the Antitrust Division of the Department of Justice, any Notification and Report Forms and related material required to be filed by it under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated by this Agreement and thereafter shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable and to respond on a timely basis to any requests for additional information made by either of such agencies. Parent shall pay the filing fees in connection with any such required filings. Upon and subject to the terms of this Section 6.6, Parent and the Company shall, and shall cause their respective Subsidiaries to use their respective reasonable efforts to obtain prompt termination of any waiting period under the HSR Act and prompt termination of any other requisite waiting period under any applicable Law.
          (c) From the date of this Agreement through the date of termination of the required waiting period under the HSR Act, the Company, Parent and Merger Sub and their respective Subsidiaries shall not take any action that would reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the applicable waiting period under the HSR Act or any other applicable antitrust Law.
          (d) Subject to the terms and conditions herein provided and without limiting the foregoing, until the Agreement is terminated in accordance with its terms the Company and Parent shall (i) cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any Third Parties in connection with the execution and delivery of this Agreement and the consummation and effectiveness of, the Offer, the Merger and the other transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (ii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity and (iii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate the Offer and to consummate and make effective the Merger and the other transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Law with respect to the Offer, the Merger and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Offer, the Merger and the other transactions contemplated hereby so as to enable the Expiration Date and the Closing to occur as soon as reasonably possible (and in any event no later than the End Date).

          (e) Notwithstanding any terms contained in this Agreement to the contrary, Merger Sub, Parent and its other Subsidiaries shall have no obligation to agree to (x) the sale, divestiture or disposition of any material assets or businesses of Parent or its Subsidiaries or controlled affiliates or of the Company or its Subsidiaries or (y) otherwise take or commit to take any actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries’ (including the Surviving Corporation’s) or controlled affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries (including the Surviving Corporation’s) businesses, product lines, services or assets; nor shall the Company or any of its Subsidiaries be required to consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its affiliates, unless (but only if Parent grants its written consent in Parent’s sole and absolute discretion) such requirement, condition, understanding, agreement or order is binding on the Company only in the event that the Closing occurs.
          (f) Subject to applicable legal limitations and the instructions of any Governmental Entity, the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including to the extent permitted by Law and with the exception of the HSR filings and competitively sensitive documents promptly furnishing the other with copies of notices or other communications sent or received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, to or from any Third Party with respect to such transactions. Subject to applicable Law and to the extent not prohibited by such Governmental Entity, the Company and Parent shall permit the other party to review in advance any proposed communication to any supervisory or Governmental Entity with the exception of HSR filings and competitively sensitive documents. To the extent practicable, each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in Person or by telephone, with any Governmental Entity in connection with such transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.
          (g) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer, the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.6 shall limit a party’s right to terminate this Agreement pursuant to Article VIII so long as such party has, prior to such termination, complied with its obligations under this Section 6.6.
     Section 6.7. Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the

Offer, the Merger or the other transactions contemplated hereby, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Offer, the Merger and the other transactions contemplated hereby.
     Section 6.8. Public Announcements. The parties will consult with each other and will mutually agree upon any press release or public announcement pertaining to the Offer or the Merger and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law (or stock exchange rules), in which case the party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.
     Section 6.9. Indemnification and Insurance.
          (a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses existing as of the date of this Agreement in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement in effect on the date hereof with the Company shall survive the Merger and shall continue in full force and effect in accordance with their respective terms as of the date hereof. For a period of six (6) years from the Closing Date, the Company (and following the Effective Time, the Surviving Corporation) shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and by-laws or similar organization documents as in effect on the date of this Agreement, or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees listed in Section 6.9 of the Company Disclosure Letter, and shall not amend, repeal or otherwise modify any such provisions in any manner that would materially and adversely affect the rights thereunder of any individuals who at the Closing Date were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Closing Date, Parent shall cause the Company (and following the Effective Time, the Surviving Corporation) and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.9.
          (b) The Company (and following the Effective Time, the Surviving Corporation) shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred before the Closing Date (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company); provided, however, that the Company (and following the Effective Time, the Surviving Corporation) shall not be liable for any settlement effected without either Parent’s or the Company’s (and following the Effective Time, the Surviving Corporation’s) prior written consent (which shall not be unreasonably withheld or delayed) and the Company (and following the Effective Time, the Surviving Corporation) shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such Action, unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that would make such joint representation inappropriate. It shall be a condition to the advancement of any amounts to be paid in respect of legal and other fees and expenses that the Company (and following the Effective Time, the Surviving Corporation) receive an undertaking by the Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law. In the event of any such Action, the Company (and following the Effective Time, the Surviving Corporation) shall reasonably cooperate with the Indemnified Party in the defense of any such Action.
          (c) For a period of six (6) years from the Closing Date, the Company (and following the Effective Time, the Surviving Corporation) shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries or provide substitute policies or purchase a “tail policy,” in either case of substantially the same coverage and amounts and containing terms and conditions that are not materially less advantageous in the aggregate than the directors’ and officers’ liability insurance coverage maintained by the Company on the date of this Agreement with respect to matters arising on or before the Closing Date; provided, however, that after the Acceptance Date, the Company (and following the Effective time, the Surviving Corporation) shall not be required (and, prior to the Effective Time, shall not be permitted) to pay with respect to such current or substitute insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; and further provided, however, that after the Effective Time if the Surviving Corporation purchases a six-year “tail policy” and the same coverage costs more than 300% of such last annual premium, the Surviving Corporation shall purchase the maximum amount of “tail” coverage that can be obtained for 300% of such last annual premium. At the Company’s option, the Company may purchase prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries on the date of this Agreement with respect to matters arising on or before the Closing Date; provided that the cost of such tail policy shall not exceed 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto. If such tail prepaid policy has been obtained by the

Company prior to the Effective Time, Parent shall cause the Surviving Corporation to maintain such policy in full force and effect, for its full term.
          (d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or by-laws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. Subsequent amendment of the Certificates of Incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries or of the Surviving Corporation shall not diminish or impair the rights of any Indemnified Party. The provisions of this Section 6.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.
          (e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9.
     Section 6.10. Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the earlier of the Acceptance Date and the Effective Time. Subject to the rights and obligations of the parties hereunder, prior to the earlier of the Acceptance Date and the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
     Section 6.11. Disposition of Litigation. The Company and Parent will consult with respect to any action by any Third Party to restrain or prohibit or otherwise oppose the Offer, the Merger or the other transactions contemplated by this Agreement or any Stockholder Agreement and, subject to Section 6.3, shall use their reasonable best efforts to resist any such effort to restrain or prohibit or otherwise oppose the Offer, the Merger or the other transactions contemplated by this Agreement or any Stockholder Agreement. Parent may participate in (but not control) the defense of any stockholder litigation against the Company and its directors or officers relating to the transactions contemplated by this Agreement or any Stockholder Agreement at Parent’s sole cost and expense; provided, however, that without Parent’s prior written consent, not to be unreasonably withheld, the Company shall not enter into or agree to any settlement, compromise, admission or acknowledgment of the validity of any such stockholder litigation matter if such settlement, compromise, admission or acknowledgement would impose injunctive or other non-monetary relief or other duties or obligations on the Company and its Subsidiaries that would have a Company Material Adverse Effect or would continue following the Closing Date and; provided further, that without Parent’s prior written consent, not to be unreasonably withheld, the Company shall not enter into or agree to any settlement, compromise, admission or acknowledgment of the validity of any such stockholder litigation matter if such settlement, compromise, admission or acknowledgement would result in a payment obligation by or on behalf of the Company or any of its Subsidiaries of more than

$500,000. In addition, subject to Section 6.3, the Company shall not voluntarily cooperate with any Third Party which has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Offer, the Merger or the other transactions contemplated by this Agreement or any Stockholder Agreement and shall cooperate with Parent to resist any such effort to restrain or prohibit or otherwise oppose the Offer, the Merger or the other transactions contemplated by this Agreement or any Stockholder Agreement. The Company may participate in (but not control) decisions relating to any antitrust agency investigation or litigation relating to the Offer, the Merger or the other transactions contemplated by this Agreement. Subject to the other provisions of this Agreement, Parent will have sole power to negotiate and settle any antitrust agency challenge.
     Section 6.12. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Offer, the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Offer, the Merger or the other transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the Tender Offer Conditions or any of the conditions set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement, (iv) the occurrence, or failure to occur, of any event of which it becomes aware that has caused or that would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Closing Date, and (v) the failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.12 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.
     Section 6.13. Termination of Credit Agreement and Funded Indebtedness. On or prior to the second Business Day prior to the Acceptance Date, the Company shall deliver to Parent copies of payoff letters, in reasonable form, from the holders of any Funded Indebtedness of the Company or its Subsidiaries, including, without limitation, the administrative agent under the Credit Agreement. On the Acceptance Date, the Company shall repay all such Funded Indebtedness, terminate the Credit Agreement and the Loan Agreement, and obtain the release of all mortgages, liens and other security over the Company’s and its Subsidiaries’ properties and assets securing such obligations (other than the filing of Form UCC-3s).
     Section 6.14. Company Rights Agreement. The Board of Directors shall take all further actions reasonably requested by Parent in order to render the Rights inapplicable to the Stockholder Agreements, this Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger.

     Section 6.15. Stock Exchange De-listing. After the date hereof and prior to the Acceptance Date, the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ and the other exchanges on which the Common Stock is listed to maintain the Company’s listing thereon. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ and the other exchanges on which the Common Stock is listed to enable the delisting by the Surviving Corporation of the Shares from the NASDAQ and the other exchanges on which the Common Stock is listed and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.
     Section 6.16. Transfer Taxes. The parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding all state, local and foreign real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required to be filed on or before the Effective Time.
     Section 6.17. Rule 14d-10(d). Prior to the Acceptance Date, the Company (acting through the compensation committee of the Board of Directors) shall use reasonable efforts to (i) take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or its Subsidiaries since January 1, 2007 with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning as set forth in Rule 14d-10(d) of the Exchange Act, and (ii) take all such steps necessary as may be required or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such employment, compensation, severance or other employee benefit arrangement or payment in accordance with Rule 14d-10(d) under the Exchange Act.
     Section 6.18. Financing. The Company shall and shall cause its Subsidiaries to and shall use commercially reasonable efforts to cause each of its and their respective Representatives, including legal and accounting, to provide all commercially reasonable cooperation that is reasonably requested by Parent in obtaining the financing necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement (provided that such requested cooperation does not materially interfere with the ongoing operations of the Company and its Subsidiaries).
ARTICLE VII
CONDITIONS TO THE MERGER
     Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by Parent and the Company) at or prior to the Effective Time of only the following conditions:
          (a) Unless the Merger is consummated pursuant to Section 253 of the DGCL, the Company Stockholder Approval shall have been obtained, provided that this condition shall be deemed to have been satisfied if a failure to obtain the Company Stockholder Approval is attributable to Parent failing to vote all of its respective Shares in favor of the Merger.
          (b) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on the Company, Parent, Merger Sub or the Surviving Corporation in connection therewith.
          (c) No Governmental Entity of competent jurisdiction shall have enacted, promulgated, issued or entered any Law which remains in effect and that enjoins or otherwise prohibits consummation of the Merger; provided, however, that prior to invoking this condition, each party shall use its reasonable best efforts to have any such Law vacated, including by satisfaction of such party’s obligations pursuant to Section 6.6.
          (d) Merger Sub shall have accepted for purchase the Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the terms hereof and thereof.
ARTICLE VIII
TERMINATION
     Section 8.1. Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Offer or the Merger may be abandoned at any time prior to the Effective Time, whether before or after any adoption by the stockholders of the Company of this Agreement:
          (a) by the mutual written consent of the Company and Parent;
          (b) by either the Company or Parent, at any time prior to the Acceptance Date (and in no event after the Acceptance Date) and after the End Date, if the Acceptance Date shall not have occurred on or before July 13, 2008 (such date, as extended pursuant to the terms hereof, the “End Date”); the End Date shall be extended automatically to the close of business on the first Business Day immediately following the Expiration Date if the Expiration Date is extended beyond July 13, 2008, pursuant to Section 1.1(d)); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party where the failure of such party (or any Affiliate of such party) to fulfill any of its obligations under this Agreement or any Stockholder Agreement has primarily resulted in, or been the principal cause of, the failure of the Acceptance Date to have occurred on or before the End Date;
          (c) by either the Company or Parent if there shall be any Law in effect that permanently enjoins or otherwise prohibits the consummation of the Offer or that permanently enjoins or otherwise prohibits the Merger and such Law shall have become final and non-

appealable; provided, that, in the case of any judgment, ruling, order, writ, injunction, decree or agency requirement, the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used its reasonable best efforts to have such Law lifted prior to such Law having become final and non-appealable to the extent required by Section 6.6;
          (d) by either the Company or Parent, at any time after April 14, 2008, if, as of the then most recent Expiration Date occurring on or after April 14, 2008, all of the Tender Offer Conditions (other than the Minimum Condition) were satisfied (or capable of being satisfied in the case of any Tender Offer Conditions that by their nature are to be satisfied on the Expiration Date or immediately prior to the Acceptance Date) for at least two consecutive Business Days prior to such Expiration Date, and as of the expiration time on such Expiration Date, the Minimum Condition is not satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party where the failure of such party (or any affiliate of such party) to fulfill any of its obligations under this Agreement or any Stockholder Agreement has primarily resulted in, or been the principal cause of, the failure of the Minimum Condition to be satisfied;
          (e) by the Company if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (x) would give rise to a Parent Material Adverse Effect or would result in a failure of a Tender Offer Condition or a condition set forth in Section 7.1 to be satisfied or the failure of the Acceptance Date or the Closing to occur and (y) is either incurable or, if curable, is not cured by Parent or Merger Sub by the earlier to occur of (A) the tenth (10th) day following receipt by Parent of written notice of such breach or failure to perform delivered by the Company or (B) the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if, at the time of delivery of such written notice, the Company is then in material breach of its obligations under this Agreement;
          (f) by Parent if the Company shall have breached or failed to perform (i) any of its covenants or other agreements in Section 6.3 other than an immaterial, technical breach of any covenant or other agreement in Section 6.3 that would not hinder or delay the Offer or the Merger or any other transactions contemplated hereby or (ii) any of its representations, warranties, other covenants or other agreements contained in this Agreement, which breach or failure to perform with respect to this clause (ii) (A) would result in a failure of a Tender Offer Condition or a condition set forth in Section 7.1 to be satisfied or failure of the Acceptance Date or the Closing to occur and (B) is either incurable or, if curable, is not cured by the Company by the earlier to occur of (x) the tenth (10th) day following receipt by the Company of written notice of such breach or failure to perform delivered by Parent or (y) the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if, at the time of delivery of such written notice, Parent or Merger Sub is then in material breach of its obligations under this Agreement;
          (g) by the Company, at any time prior to the Acceptance Date (and in no event after the Acceptance Date), in order to enter into a transaction, pursuant to and in accordance with the terms and conditions of Section 6.3(e), that constitutes a Superior Proposal;

provided, however, that termination of this Agreement pursuant to this Section 8.1(g) shall not be effective until the Termination Fee has been paid to Parent in accordance with Section 8.3;
          (h) by the Company, at any time prior to the Acceptance Date (and in no event after the Acceptance Date), if (i) Merger Sub shall have terminated the Offer in material violation of the terms of this Agreement or failed to extend the Offer to the extent required by Section 1.1 (in either case, other than in connection with a valid termination of this Agreement in accordance with Section 8.1); or (ii) at any Expiration Date, Merger Sub shall fail to accept for payment and pay for Shares validly tendered and not properly withdrawn in the Offer in material violation of the terms of the Offer specified in Section 1.1;
          (i) by Parent, if the Board of Directors or any committee thereof (i) fails to make the Recommendation in the Offer Documents, the Schedule 14D-9 or the Proxy Statement in accordance with Section 1.2 and Section 6.4 or resolves to do any of the foregoing, (ii) effects a Recommendation Withdrawal, or resolves or publicly proposes to effect a Recommendation Withdrawal, (iii) approves, endorses or recommends, or resolves or publicly proposes to approve, endorse or recommend, any Company Acquisition Proposal (including approval of a definitive agreement or agreement in principle with respect thereto), (iv) fails to reaffirm the Recommendation on or before the tenth Business Day following the date on which a Company Acquisition Proposal has been publicly announced (it being understood that taking a neutral position or no position with respect to any Company Acquisition Proposal shall be considered a failure to reaffirm the Recommendation), or (v) does not reaffirm the Recommendation within three Business Days following the date on which Parent requests such reaffirmation in writing;
          (j) by Parent, if since the date of this Agreement and prior to the purchase of Shares in the Offer there shall have been a Company Material Adverse Effect that has not been or cannot be cured by the End Date; or
          (k) by Parent if there has been any breach of any representation or warranty (when made on or at the time of termination as if made on such date of termination, except to the extent that it relates to a particular date) contained in Section 4.2 unless the value of such breaches of Section 4.2 does not individually or in the aggregate exceed $500,000 as determined utilizing the Per Share Amount.
A terminating party shall provide written notice of termination to the other party specifying the reason(s) for such termination.
     Section 8.2. Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or affiliates, except that the Confidentiality Agreement, this Section 8.2, Section 8.3 and Article IX will survive the termination hereof; provided, however, that no such termination shall relieve any party from any liability or damages for willful or intentional breach of this Agreement or fraud, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity, including those set forth in Section 8.3.
     Section 8.3. Termination Fees and Expense Reimbursement.

          (a) In the event that:
               (i) (A) after the date of this Agreement, any Company Acquisition Proposal (substituting “thirty percent (30%)” for the “fifteen percent (15%)” threshold set forth in the definition of “Company Acquisition Proposal”) (a “Qualifying Transaction”) (1) is publicly announced, publicly proposed, publicly disclosed or consummated, or (2) shall have been communicated to senior officers of the Company or the Board of Directors and the Company shall have breached any of its covenants or other agreements under Section 1.2, 6.4 or 6.6 and/or the senior officers of the Company or the Board of Directors (or any committee thereof) shall have failed to keep such Qualifying Transaction (including the fact that such Company Acquisition Proposal was made, the terms thereof and the identity of the Person making such Company Acquisition Proposal) confidential, in each case of the immediately foregoing clauses (1) and (2), prior to the date of termination of this Agreement, (B) this Agreement is terminated by Parent pursuant to Section 8.1(f) or by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(d), and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any proposal regarding a Qualifying Transaction on or before the 275th day after (and not including) the date of termination of this Agreement;
               (ii) this Agreement is terminated by the Company pursuant to Section 8.1(g); or
               (iii) this Agreement is terminated by Parent pursuant to Section 8.1(i);
then in any such event under clause (i), (ii) or (iii) of this Section 8.3(a), the Company shall pay to Parent, by wire transfer of immediately available funds, $4,413,500 in cash (the “Termination Fee”), net of any Parent Expenses previously actually paid to or at the direction of Parent by the Company pursuant to Section 8.3(b), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. Any Termination Fee payable pursuant to this Section 8.3(a) shall be payable as follows:
          (A) any Termination Fee payable pursuant to the foregoing clause (i) shall be payable on the next Business Day following the earlier of the consummation of the transaction contemplated by the Qualifying Transaction or the date on which the Company enters into a definitive agreement contemplating such Qualifying Transaction;
          (B) any Termination Fee payable pursuant to the foregoing clause (ii) shall be payable concurrently with, and as a condition precedent to, the termination of this Agreement pursuant to Section 8.1(g); and
          (C) any Termination Fee payable pursuant to the foregoing clause (iii) shall be payable on the next Business Day following the termination of this Agreement pursuant to Section 8.1(i).
          (b) In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.1(b) (and at the time of such termination by Parent, the Company did not have the right to terminate this Agreement pursuant to such section primarily due to the Company’s willful or intentional breach of any of the Company’s representations or warranties contained in this Agreement and/or the Company’s failure to perform any of the Company’s covenants or other agreements contained in this Agreement), (ii) by Parent pursuant to clause (ii) of Section 8.1(f) and such right of termination by Parent is due primarily to the Company’s willful or intentional breach of any of the Company’s representations or warranties contained in this Agreement and/or the Company’s failure to perform any of the Company’s covenants or other agreements contained in this Agreement or (iii) by Parent pursuant to Section 8.1(k), then the Company shall pay to Parent by wire transfer of immediately available funds, as promptly as possible (but in any event within two Business Days) following receipt of reasonable documentation thereof, all of Parent’s and Merger Sub’s out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of Parent and its affiliates and fees paid to any Governmental Entity) actually incurred by Parent or Merger Sub or on their behalf on or prior to the termination of this Agreement in connection with or related to the authorization, preparation, negotiation, execution and performance of the transactions contemplated by this Agreement, which amount shall not be greater than $1,471,000 in the aggregate (such aggregate expenses as limited by the applicable dollar limitation, “Parent Expenses”); provided that the existence of circumstances that could require the Termination Fee subsequently to become payable pursuant to Section 8.3(a)(i) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.3(b); and provided, further that the payment by the Company of Parent Expenses pursuant to this Section 8.3(b) shall not relieve the Company of any obligation to pay the Termination Fee pursuant to Section 8.3(a)(i) except to the extent indicated in Section 8.3(a).
          (c) In the event that this Agreement is terminated (i) by the Company pursuant to Section 8.1(b) (and at the time of such termination by the Company, Parent did not have the right to terminate this Agreement pursuant to such section primarily due to Parent’s or Merger Sub’s willful or intentional breach of any of Parent’s or Merger Sub’s representations or warranties contained in this Agreement and/or Parent’s or Merger Sub’s failure to perform any of Parent’s or Merger Sub’s covenants or other agreements contained in this Agreement) or (ii) by the Company pursuant to Section 8.1(e) and such right of termination by the Company is due primarily to Parent’s or Merger Sub’s willful or intentional breach of any of Parent’s or Merger Sub’s representations or warranties contained in this Agreement and/or Parent’s or Merger Sub’s failure to perform any of Parent’s or Merger Sub’s covenants or other agreements contained in this Agreement, then Parent and Merger Sub shall pay to the Company by wire transfer of immediately available funds, as promptly as possible (but in any event within two Business Days) following receipt of reasonable documentation thereof, the Company Expenses.
          (d) In the event that the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall fail to pay the Termination Fee, Parent Expenses and/or Company Expenses required to be paid pursuant to this Section 8.3 when due, such fee and/or expenses shall accrue interest for the period commencing on the date such fee and/or expenses became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, at such bank’s Prime Lending Rate. In addition, if the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall fail to pay such fee and/or expenses, as the case may be, when due, then, as applicable, the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall also pay to the other party all of the other party’s costs and expenses (including attorneys’ fees and expenses) in connection with efforts to collect such fee and/or expenses.
          (e) Parent and the Company acknowledge that the Termination Fee, the Parent Expenses, the Company Expenses and this Section 8.3 are an integral part of the Offer and the Merger and the other transactions contemplated by this Agreement and that, without these agreements, Parent and the Company would not enter into this Agreement.
          (f) If more than one provision contained in Section 8.1 is an applicable basis for termination of this Agreement by the Company or Parent, as applicable, then the Company or Parent, as applicable, shall be entitled to assert more than one provision contained in Section 8.1 as the basis for its termination of this Agreement and the Company or Parent, as applicable, shall be entitled to receive payment of the highest fee or expense reimbursement available pursuant to this Section 8.3 arising out of such reasons for termination of this Agreement, provided that Parent shall not be entitled to more than one recovery of the Termination Fee or Parent Expenses, as applicable, and the Company shall not be entitled to more than one recovery of the Company Expenses; provided, that no such payments of fees and/or expenses shall relieve any party from any liability or damages for willful or intentional breach of this Agreement or fraud, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity as provided in Section 8.2.
ARTICLE IX
MISCELLANEOUS
     Section 9.1. No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.
     Section 9.2. Expenses. Except as set forth in this Agreement, including Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that expenses incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) and all fees paid in respect of any regulatory filings shall be borne one-half by Parent and one-half by the Company.
     Section 9.3. Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile, pdf or otherwise) to the other parties. This Agreement shall not become effective until such time as this Agreement and the Stockholder Agreements (or counterparts thereof) have been executed and delivered by each of the parties thereto; provided, however, that Parent, in its sole discretion, may waive the condition that it receive executed Stockholder Agreements from individual Stockholders.

     Section 9.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
     Section 9.5. Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties recognize that in the event that any of the parties hereto should refuse to perform their respective obligations under the provisions of this Agreement, monetary damages alone may not be adequate. It is accordingly agreed that, prior to the valid and effective termination of this Agreement in accordance with Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including (i) the obligation of Merger Sub to pay for any Shares accepted for payment in the Offer in accordance with the terms of this Agreement or (ii) the obligation of the Company, Parent or Merger Sub to consummate the Offer and the Merger in accordance with the terms of this Agreement) exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
     Section 9.6. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 9.7. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
To Parent or Merger Sub:
Odyssey HealthCare Holding Company
717 North Harwood Street, Suite 1500
Dallas, Texas 75201
Facsimile:       (214) 245-3336
Attention:       W. Bradley Bickham
with a copy to (which shall not constitute notice hereunder):
Vinson & Elkins L.L.P.
Trammell Crow Center
2001 Ross Avenue, Suite 3700
Dallas, TX 75201
Facsimile:       (214) 999-7959
Attention:       P. Gregory Hidalgo
To the Company:
VistaCare, Inc.
4800 North Scottsdale Road
Suite 5000
Scottsdale, Arizona 85251
Facsimile:       (480) 648-4555
Attention:       Stephen Lewis
with a copy to (which shall not constitute notice hereunder):
Squire, Sanders & Dempsey L.L.P.
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004
Facsimile: (602) 253-8129
Attention:   Frank Placenti, Esq.
                   Joseph P. Richardson, Esq.
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
     Section 9.8. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement (i) to Parent or to any direct or indirect wholly-owned Subsidiary of Parent or (ii) in the form of a collateral assignment to any institutional lender who provides funds to Parent or its affiliates for the consummation of the transactions contemplated hereby, but no such assignment shall relieve Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Parent shall cause Merger Sub, and any assignee thereof, to perform its obligations under this Agreement.
     Section 9.9. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
     Section 9.10. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Annexes, exhibits and schedules hereto), the Confidentiality Agreement, the Stockholder Agreements and the amendment to the Rights Agreement and the resolutions of the Board of Directors authorizing such amendment set forth in Section 4.12 of the Company Disclosure Letter constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except for the provisions of Section 6.9 (which shall be for the benefit of the Indemnified Parties as stated therein), this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
     Section 9.11. Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended, modified, supplemented or waived if, and only if, such amendment, modification, supplement or waiver is in writing and signed, in the case of an amendment, modification or supplement, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval, if applicable, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NASDAQ require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

     Section 9.12. Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 9.13. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
     Section 9.14. No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability (i) for any obligations or liabilities of the parties to this Agreement, (ii) for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or (iii) resulting from the Company or its Representatives making available to Parent any information regarding the Company, or Parent’s use of such information, including the Information Memorandum, and the other due diligence materials made available to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement.
     Section 9.15. Definitions. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. For purposes of this Agreement, the following terms will have the following meanings when used herein:

     “1998 Stock Option Plan” means the Company’s 1998 Stock Option Plan, as amended, restated and adopted by the Board of Directors on April 12, 2004 and subsequently approved by the stockholders at the 2004 annual meeting of stockholders.
     “2002 Non-Employee Director Stock Option Plan” means the 2002 Non-Employee Director Stock Option Plan, as amended and restated November 11, 2002.
     “Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.3(g)(i).
     “Acceptance Date” has the meaning set forth in Section 1.1(f).
     “Action” has the meaning set forth in Section 6.9(b).
     “affiliates” means, with respect to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
     “Agreement” has the meaning set forth in the Preamble.
     “Board Actions” has the meaning set forth in Section 1.2(a).
     “Board of Directors” has the meaning set forth in the Recitals.
     “Board Percentage” has the meaning set forth in Section 1.4(a).
     “Book-Entry Shares” has the meaning set forth in Section 3.2(a).
     “Business” means the business of the Company and its Subsidiaries of providing Hospice Services to patients and their families at home or in facilities.
     “Business Day” has the meaning set forth in Section 1.1(d).
     “Cancelled Shares” has the meaning set forth in Section 3.1(b).
     “Certificate of Merger” has the meaning set forth in Section 2.3.
     “Certificates” has the meaning set forth in Section 3.2(a).
     “Claim” has the meaning set forth in Section 4.10.
     “Class A Common Stock” means the Class A Common Stock, $0.01 par value per share, of the Company.
     “Class B Common Stock” has the meaning set forth in Section 4.2(a).

     “Clinical Contracts” means any contract (other than a Lease of Leased Property or Medical Director Contract) entered into in the ordinary course of business with a hospital, nursing home, assisted living facility, consulting physician, therapist, staffing company or hospice provider for the provision of Hospice Services.
     “Closing” has the meaning set forth in Section 2.2.
     “Closing Date” has the meaning set forth in Section 2.2.
     “Code” has the meaning set forth in Section 3.2(b)(iv).
     “Common Stock” has the meaning set forth in Section 3.1(a).
     “Company” has the meaning set forth in the Preamble.
     “Company Acquisition Proposal” has the meaning set forth in Section 6.3(g)(ii).
     “Company Balance Sheet” means the Company’s consolidated balance sheet included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, as amended.
     “Company Benefit Plans” has the meaning set forth in Section 4.8(a).
     “Company Disclosure Letter” has the meaning set forth in Article IV.
     “Company Employees” has the meaning set forth in Section 6.5(b).
     “Company Expenses” means , subject to the dollar limitations set forth in this definition, the aggregate amount of all of the Company’s reasonably documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of the Company and fees paid to any Governmental Entity, but excluding any Termination Fee or Parent Expenses) actually incurred by or on behalf of the Company (i) on or prior to December 3, 2007, solely in connection with or related to the authorization, preparation, and negotiation of this Agreement and the Exclusivity Agreement (including drafts), the establishment of the data room or otherwise having direct applicability to the transactions between the parties contemplated hereby, which amount shall not be greater than $150,000, and (ii) after December 3, 2007 and on or prior to the termination of this Agreement, solely in connection with or related to the authorization, preparation, negotiation, execution and performance of the transactions contemplated by this Agreement; provided that “Company Expenses” (which means the aggregate sum of the fees and expenses described by the foregoing clauses (i) and (ii)) shall not be greater than $1,471,000 in the aggregate.
     “Company Intellectual Property” has the meaning set forth in Section 4.15(a).
     “Company Material Adverse Effect” has the meaning set forth in Section 4.1(c).
     “Company Meeting” has the meaning set forth in Section 6.4(b).

     “Company Permits” has the meaning set forth in Section 4.6(b).
     “Company SEC Documents” has the meaning set forth in Section 4.5(a).
     “Company Stock Options” has the meaning set forth in Section 3.3(a).
     “Company Stock Plans” has the meaning set forth in Section 3.3(a).
     “Company Stockholder Approval” has the meaning set forth in Section 4.19.
     “Confidentiality Agreement” has the meaning set forth in Section 6.2(d).
     “Contract” means any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, license, lease, promise, instrument, or other similar understanding, whether written or oral, in each case that is legally binding as of the date in question.
     “Credit Agreement” means the Second Amended and Restated Loan and Security Agreement, dated as of December 23, 2004, by and among the Company and its Subsidiaries and Healthcare Business Credit Corporation.
     “Designated SEC Reports” means the Annual Report on Form 10-K filed by the Company for the fiscal year ended September 30, 2007, and each Current Report on Form 8-K filed by the Company after the filing date of such Annual Report on Form 10-K and prior to the date hereof, but excluding therefrom any disclosures set forth in any section of the foregoing SEC reports relating to forward looking statements and any other disclosures included therein to the extent that they are cautionary, predictive or forward looking in nature.
     “DGCL” means the Delaware General Corporation Law.
     “Dissenting Shares” has the meaning set forth in Section 3.1(d).
     “Effective Time” has the meaning set forth in Section 2.3.
     “Employees” has the meaning set forth in Section 4.14(a).
     “End Date” has the meaning set forth in Section 8.1(b).
     “Enforceability Exceptions” has the meaning set forth in Section 4.4(a).
     “Environmental Law” has the meaning set forth in Section 4.7(a).
     “ERISA” has the meaning set forth in Section 4.8(a).
     “ERISA Affiliate” has the meaning set forth in Section 4.8(a).
     “ESPP” has the meaning set forth in Section 3.3(a).

     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Exchange Fund” has the meaning set forth in Section 3.2(a).
     “Expiration Date” has the meaning set forth in Section 1.1(d).
     “Financial Advisor” has the meaning set forth in Section 4.18.
     “Funded Indebtedness” means all indebtedness for borrowed money.
     “GAAP” means United States generally accepted accounting principles.
     “Governmental Entity” has the meaning set forth in Section 4.4(b).
     “Governmental Programs” has the meaning set forth in Section 4.6(d).
     “Hazardous Substance” has the meaning set forth in Section 4.7(b).
     “Healthcare Law” means any Law relating to healthcare regulatory matters, including (A) 42 U.S.C. Sections 1320a-7, 7a and 7b, which are commonly referred to as the “Federal Anti-Kickback Statute”; (B) 42 U.S.C. Section 1395nn, which is commonly referred to as the “Stark Statute”; (C) 31 U.S.C. Sections 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (D) 42 U.S.C. Sections 1320d through 1320d-8 and 42 C.F.R. Sections 160, 162 and 164, which is commonly referred to as the “Health Insurance Portability and Accountability Act of 1996;” and (E) any state Law addressing the same or similar purposes as the foregoing Laws.
     “Hospice” means any licensed entity owned and/or operated by the Company or any of its Subsidiaries that is primarily engaged in providing Hospice Services.
     “Hospice Services” means those palliative care services furnished to terminally ill individuals that are covered under the Medicare and Medicaid programs, including nursing care, medical social services, services of physicians or mid-level practitioners, counseling services, short term inpatient care, medical appliances and supplies (including drugs and biologicals), home health aid and homemaker services, physical therapy, occupational therapy and speech-language pathology services, and any other services specified in a patient’s plan of care as reasonable and necessary for the palliation and management of the patient’s terminal illness and related conditions and for which payment may otherwise be made under the Medicare or Medicaid program.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
     “Indemnified Party” has the meaning set forth in Section 6.9(b).
     “Independent Contractors” has the meaning set forth in Section 4.14(a).

     “Independent Directors” has the meaning set forth in Section 1.4(a).
     “Information Memorandum” means the Confidential Information Memorandum made available to Parent by the Company, as subsequently updated, supplemented or amended.
     “Insurance Policy” has the meaning set forth in Section 4.22.
     “knowledge” means (a) with respect to Parent, the knowledge of each of Robert Lefton, Chief Executive Officer; R. Dirk Allison, Chief Financial Officer; Craig P. Goguen, Chief Operating Officer; and W. Bradley Bickham, General Counsel and (b) with respect to the Company, the knowledge of each of Rick Slager, Chief Executive Officer; Henry Hirvela, Chief Financial Officer; Roseanne Berry, Chief Compliance Officer; Charlene Ross, Vice President Patient Care Services; Mark Cheek, Vice President Information Technology with respect to Section 4.15 only; John Crisci, Chief People Officer; Jessica Hood, Senior Vice President Operations; and Steve Lewis, General Counsel.
     “Labor Laws” has the meaning set forth in Section 4.14(b).
     “Law” or “Laws” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, manual instruction, treaty, obligation, duty, judgment, ruling, order, writ, injunction, decree or agency requirement of, or adopted, promulgated or imposed by, any Governmental Entity.
     “Leased Property” has the meaning set forth in Section 4.17(a).
     “Leases” has the meaning set forth in Section 4.17(a).
     “Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether direct or indirect, known or unknown, asserted or unasserted, choate or inchoate, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and regardless of whether the same is required to be accrued on the financial statements of such Person.
     “Lien” means a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of the Company’s Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.
     “Loan Agreement” means the Loan Agreement, dated March 1, 2006 between the Company and De Lage Landen Financial Services, Inc. together with the related Promissory Note.
     “Matching Bid” has the meaning set forth in Section 6.3(e).
     “Material Contract” has the meaning set forth in Section 4.20(a).

     “Medical Director Contracts” has the meaning set forth in Section 4.20(a)(vii).
     “Medicare and Medicaid Programs” has the meaning set forth in Section 4.6(d).
     “Merger” has the meaning set forth in the Recitals.
     “Merger Consideration” has the meaning set forth in Section 3.1(a).
     “Merger Sub” has the meaning set forth in the Preamble.
     “Minimum Condition” has the meaning set forth in Annex A.
     “Minority Investments” means, with respect to any Person, any corporation or other entity (including a division or line of business of such corporation or other entity) (A) of which such Person and/or any of its Subsidiaries beneficially owns a portion of the equity interests that is insufficient to make such corporation or other entity a Subsidiary of such Person, and (B) over which such Person and/or any of its Subsidiaries does not exercise control.
     “Modified Superior Proposal” has the meaning set forth in Section 6.3(e).
     “Multiemployer Plan” has the meaning set forth in Section 4.8(a).
     “NASDAQ” means The NASDAQ Stock Market LLC.
     “New Plans” has the meaning set forth in Section 6.5(b).
     “Notice of Superior Proposal” has the meaning set forth in Section 6.3(e).
     “Odyssey” has the meaning set forth in Section 5.6.
     “Odyssey Credit Agreement” means the Amended and Restated Credit Agreement, dated as of May 24, 2007, by and among Odyssey Healthcare Operating A, LP, Odyssey Healthcare Operating B, LP, Hospice of the Palm Coast, Inc., the other credit parties signatory thereto, and General Electric Capital Corporation, as agent and lender, as such agreement may be amended or restated from time to time.
     “Offer” has the meaning set forth in the Recitals.
     “Offer Documents” has the meaning set forth in Section 1.1(a).
     “Old Plans” has the meaning set forth in Section 6.5(b).
     “Option Consideration” has the meaning set forth in Section 3.3(a).
     “Options Reserved Shares” has the meaning set forth in Section 4.2(a).
     “Order” means any binding and enforceable decree, injunction, judgment, order, ruling, assessment or writ issued by a Governmental Entity.

     “Parent” has the meaning set forth in the Preamble.
     “Parent Approvals” has the meaning set forth in Section 5.2(b).
     “Parent Deferred Compensation Plans” has the meaning set forth in Section 6.5(a).
     “Parent Expenses” has the meaning set forth in Section 8.3(b).
     “Parent Material Adverse Effect” has the meaning set forth in Section 5.1.
     “Parent Representatives” has the meaning set forth in Section 6.2(a).
     “Paying Agent” has the meaning set forth in Section 3.2(a).
     “Per Common Share Price” has the meaning set forth in Section 1.3(a).
     “Per Share Amount” has the meaning set forth in Section 1.1(a).
     “Permitted Actions” has the meaning set forth in Section 6.3(b).
     “Permitted Lien” means a Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or being contested in good faith and, in each case, for which adequate accruals or reserves have been established in accordance with GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business and securing obligations not past due or payable without penalty, or (C) which is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity.
     “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.
     “Preferred Stock” has the meaning set forth in Section 4.2(a).
     “Provider Agreements” has the meaning set forth in Section 4.6(d).
     “Proxy Statement” has the meaning set forth in Section 4.11(b).
     “Qualifying Transaction” has the meaning set forth in Section 8.3(a)(i).
     “Recommendation” has the meaning set forth in Section 4.4(a).
     “Recommendation Withdrawal” has the meaning set forth in Section 6.3(d).
     “Representatives” means, with respect to the applicable Person, such Person’s officers, directors, employees, investment bankers, attorneys, accountants, consultants, agents, advisors, affiliates and other representatives.

     “Restricted Shares” has the meaning set forth in Section 3.3(b).
     “Rights” has the meaning given to such term in the Rights Agreement.
     “Rights Agreement” has the meaning set forth in Section 4.2(b).
     “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated thereunder or under the Exchange Act.
     “Schedule 14D-9” has the meaning set forth in Section 1.2(b).
     “Schedule TO” has the meaning set forth in Section 1.1(a).
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Share” has the meaning set forth in Section 3.1(a).
     “Short Form Merger” has the meaning set forth in Section 2.8.
     “Special Committee” has the meaning set forth in the Recitals.
     “Specified Approvals” has the meaning set forth in Section 4.4(b).
     “Stock Option Cash Out Consideration” has the meaning set forth in Section 3.3(a).
     “Stockholder Agreements” has the meaning set forth in the Recitals.
     “Subsidiaries” means, with respect to any Person, any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) at least 50% of the outstanding voting securities or other equity interests are directly or indirectly owned by such Person and any one or more of its Subsidiaries, (ii) such Person or any Subsidiary of such Person is a general partner, or (iii) voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership, limited liability company, association, trust or other organization is held by such Person or by any one or more of its Subsidiaries, or by such Person and any one or more of its Subsidiaries.
     “Superior Proposal” has the meaning set forth in Section 6.3(g)(iii).
     “Surviving Corporation” has the meaning set forth in Section 2.1.
     “Takeover Laws” has the meaning set forth in Section 1.2(a).
     “Tax Return” has the meaning set forth in Section 4.13.
     “Taxes” has the meaning set forth in Section 4.13.

     “Tender Offer Conditions” has the meaning set forth in Section 1.1(a).
     “Termination Date” has the meaning set forth in Section 6.1(a).
     “Termination Fee” has the meaning set forth in Section 8.3(a).
     “Third Party” means a Person (or group of Persons) other than Parent, Merger Sub or any of their respective affiliates.
     “Top-Up Option” has the meaning set forth in Section 1.3(a).
     “Top-Up Option Shares” has the meaning set forth in Section 1.3(a).
     “Trademarks” means all trademarks, service marks, trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefore and domain names.
     “Transition Period” has the meaning set forth in Section 6.5(b).
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ODYSSEY HEALTHCARE HOLDING COMPANY

By:	/s/ Robert A. Lefton

Name:	Robert A. Lefton
Title:	President and Chief Executive Officer

OHC INVESTMENT, INC.

By:	/s/ Robert A. Lefton

Name:	Robert A. Lefton
Title:	President and Chief Executive Officer

VISTACARE, INC.

By:	/s/ Richard R. Slager

Name:	Richard R. Slager
Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Annex A
Conditions to the Offer.
     Notwithstanding any other provision of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay, and (subject to any such rules or regulations) may, to the extent expressly permitted by this Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered and not properly withdrawn, and, to the extent permitted by the Agreement, may amend or terminate the Offer if (i) there shall not have been validly tendered and not properly withdrawn on or prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, beneficially owned by Parent, Merger Sub or any of their affiliates, represents at least a majority of the total number of Shares outstanding on a “fully diluted basis” (which assumes conversion or exercise of all Company Stock Options and other securities convertible into or exercisable or exchangeable for Shares, regardless of the conversion or exercise price, the vesting schedule or other terms thereof and assumes that such awards shall be earned at the maximum target level set forth in the applicable Company Stock Plan and applicable award agreement assuming that the Offer is completed, in each case, other than potential dilution attributable to the Rights) on the Expiration Date (the “Minimum Condition”), (ii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the Expiration Date or any restrictive order or other requirements shall have been placed on the Company, Parent, Merger Sub or the Surviving Corporation in connection therewith; or (iii) at any time after the date of this Agreement and prior to the Acceptance Date, any of the following events shall occur and be continuing:
          (a) there shall be pending any Law, proceeding, action, suit or litigation by any Governmental Entity that seeks to (i) challenge the acquisition by Parent, Merger Sub or any of their respective affiliates of Shares pursuant to the Offer, (ii) restrain, prohibit or delay the making or consummation of the Offer or the Merger, (iii) make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (iv) impose material limitations on the ability of Parent, Merger Sub, the Company or any of their respective affiliates to acquire or hold, or to require Parent, Merger Sub, the Company or any of their respective affiliates to dispose of or hold separate, any material portion of their assets or business, (v) impose material limitations on the ability of Parent, Merger Sub, the Company or any of their respective affiliates to continue to conduct, own or operate, as heretofore conducted, owned or operated, all or any material portion of their businesses or assets, (vi) impose or result in material limitations on the ability of Parent, Merger Sub or any of their respective affiliates to exercise full rights of ownership of the Shares purchased by them, including the right to vote the Shares purchased by them on any or all matters properly presented to the stockholders of the Company, or (vii) prohibit or restrict in a material manner the financing of any of the transactions contemplated by the Agreement;

Annex A-1

          (b) this Agreement shall have been terminated by the Company, Merger Sub or Parent in accordance with its terms;
          (c) (i) any of the representations and warranties of the Company set forth in Sections 4.2(a), 4.2(b), 4.12(a), 4.12(b) or 4.19 shall not be true and correct in all respects (except, in the case of Sections 4.2(a) and (b), to the extent that the value of any inaccuracies thereof do not individually or in the aggregate exceed $500,000 as determined utilizing the Per Share Amount), in each case at and as of the date of this Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), or (ii) any of the other representations and warranties of the Company set forth herein shall not be true and correct in each case at and as of the date of this Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect;
          (d) the Company shall have failed to perform in all material respects (provided that any obligation the performance of which is subject to materiality, Company Material Adverse Effect or similar qualification shall not be so qualified for purposes of determining the existence of any nonperformance thereof) any obligation or shall have failed to comply in all material respects with any covenant or agreement required by this Agreement to be performed or complied with by it prior to the Expiration Date and such failure to perform shall not have been cured prior to the Expiration Date;
          (e) there shall have occurred any fact, condition, circumstance, event, change, effect or occurrence which has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect;
          (f) the Company shall have failed to deliver to Parent immediately prior to the Acceptance Date a certificate, dated as of such time and signed by its Chief Executive Officer or Chief Financial Officer, each certifying, solely in his or her capacity as an officer of the Company without personal liability, to the effect that the conditions set forth in clauses (c) and (d) of this Annex A have been satisfied and also that the condition set forth in clause (e) of this Annex A has not occurred; or
          (g) the Company shall have failed to comply with its obligations under Section 1.3 of the Agreement.
     Subject to the terms of this Agreement, the foregoing conditions are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances (other than any such circumstances caused by any action or inaction by Parent or Merger Sub in breach of this Agreement) giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the sole discretion of Parent or Merger Sub, in each case, subject to the terms and conditions of this Agreement, including Section 1.1(b). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a

Annex A-2

waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex A-3